FANGDD NETWORK GROUP LTD.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE(S)
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2021 AND JUNE 30, 2022	F-2 – F-3
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2022	F-4
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2022	F-5
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2022	F-6 – F-7
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-8 – F-58

Fangdd Network Group Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	US$
			(Note 2(g))
Assets
Current assets
Cash and cash equivalents	492,107	239,231	35,716
Restricted cash	24,131	34,709	5,182
Short-term investments	6,150	4,150	620
Accounts receivable, net	884,740	677,902	101,208
Prepayments and other assets, net	220,171	178,680	26,676
Inventory	—	10,969	1,638
Total current assets	1,627,299	1,145,641	171,040
Non-current assets
Property, equipment and software, net	14,562	4,844	723
Equity method investments, net	257,122	207,427	30,968
Long-term equity investment, net	14,000	14,000	2,090
Goodwill, net	—	454	68
Total non-current assets	285,684	226,725	33,849
Total assets	1,912,983	1,372,366	204,889
Liabilities
Current liabilities
Short-term bank borrowings (including short-term bank borrowings of consolidated VIE without recourse to the Company of RMB134,780 and RMB84,780 as of December 31, 2021 and June 30, 2022, respectively. Note 1)	134,780	84,780	12,657
Accounts payable (including accounts payable of consolidated VIE without recourse to the Company of RMB1,154,572 and RMB892,948 as of December 31, 2021 and June 30, 2022, respectively. Note 1)	1,175,943	913,109	136,324
Customers’ refundable fees (including customers’ refundable fees of consolidated VIE without recourse to the Company of RMB30,997 and RMB40,430 as of December 31, 2021 and June 30, 2022, respectively. Note 1)	30,997	40,430	6,036
Accrued expenses and other payables (including accrued expenses and other payables of consolidated VIE without recourse to the Company of RMB171,725 and RMB123,638 as of December 31, 2021 and June 30, 2022, respectively. Note 1)	238,198	170,094	25,394
Income tax payables (including income tax payables of consolidated VIE without recourse to the Company of RMB813 and RMB553 as of December 31, 2021 and June 30, 2022, respectively. Note 1)	813	4,721	705
Total current liabilities	1,580,731	1,213,134	181,116
Non-current liabilities
Income tax payables (including income tax payables of consolidated VIE without recourse to the Company of RMB27,171 and RMB 27,429 as of December 31, 2021 and June 30, 2022, respectively. Note 1)	28,575	28,913	4,317
Total non-current liabilities	28,575	28,913	4,317
Total liabilities	1,609,306	1,242,047	185,433
Commitments and contingencies (Note 22)

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

Fangdd Network Group Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	US$
			(Note 2(g))
Equity:
Class A Ordinary shares (US$0.0000001) par value, 5,000,000,000 shares authorized including Class A and Class B ordinary shares, 1,426,450,073 shares issued and outstanding as of December 31, 2021 and June 30, 2022)	1	1	—
Class B Ordinary shares (US$0.0000001 par value, 5,000,000,000 shares authorized including Class A and Class B ordinary shares, 619,938,058 shares issued and outstanding as of December 31, 2021 and June 30, 2022)	—	—	—
Additional paid-in capital	5,031,772	5,040,979	752,598
Accumulated other comprehensive loss	(404,877)	(395,718)	(59,079)
Accumulated deficit	(4,313,637)	(4,510,482)	(673,397)
Total Fangdd Network Group Ltd. shareholders' equity	313,259	134,780	20,122
Non-controlling interests	(9,582)	(4,461)	(666)
Total equity	303,677	130,319	19,456
Total liabilities and equity	1,912,983	1,372,366	204,889

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

Fangdd Network Group Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$
			(Note 2(g))
Revenue	692,460	144,834	21,623
Cost of revenue	(596,655)	(140,128)	(20,920)
Gross profit	95,805	4,706	703

Operating expenses:
Sales and marketing expenses	(50,995)	(8,802)	(1,314)
Product development expenses	(101,743)	(39,797)	(5,942)
General and administrative expenses	(192,677)	(134,300)	(20,050)
Total operating expenses	(345,415)	(182,899)	(27,306)
Loss from operations	(249,610)	(178,193)	(26,603)

Other income (expenses):
Interest expense, net	(6,956)	(1,797)	(268)
Foreign currency exchange gain (loss), net	(268)	441	66
Gain on short-term investments	279	153	23
Impairment loss for equity method investments	—	(62,623)	(9,349)
Impairment loss for non-current assets	—	(7,642)	(1,141)
Government grants	8,206	12,270	1,832
Other income, net	5,100	50,880	7,596
Share of profit (loss) from equity method investees, net of income tax	33	(115)	(17)
Loss before income tax	(243,216)	(186,626)	(27,861)
Income tax expense	(651)	(5,474)	(817)
Net loss	(243,867)	(192,100)	(28,678)
Net (profit)/loss attributable to noncontrolling interests	9,650	(4,745)	(708)
Net loss attributable to Fangdd Network Group Ltd.	(234,217)	(196,845)	(29,386)
Accretion of Redeemable Convertible Preferred Shares	—	—	—
Deemed dividend to preferred shareholder	—	—	—
Net loss attributable to ordinary shareholders	(234,217)	(196,845)	(29,386)
Net loss	(243,867)	(192,100)	(28,678)
Other comprehensive income (loss)
Foreign currency translation adjustment, net of tax	(3,915)	9,159	1,367
Total comprehensive loss, net of tax	(247,782)	(182,941)	(27,311)

Total comprehensive (income)loss attributable to noncontrolling interests	9,650	(4,745)	(708)
Total comprehensive loss attributable to ordinary shareholders	(238,132)	(187,686)	(28,019)
Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.12)	(0.10)	(0.01)
Weighted average number of ordinary shares outstanding used in computing net loss per share
Basic and diluted	2,005,851,928	2,046,388,131

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

Fangdd Network Group Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share and per share data)

								Total
						Accumulated		shareholders'
					Additional	other		equity attributable
	Class A		Class B		paid-in	comprehensive	Accumulated	to Fangdd Network	Noncontrolling
	Ordinary shares		Ordinary shares		capital	loss	deficit	Group Limited	interests	Total equity
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	1,376,231,023	1	619,938,058	—	4,982,885	(396,951)	(3,142,472)	1,443,463	22,535	1,465,998
Net loss for the year	—	—	—	—	—	—	(234,217)	(234,217)	(9,650)	(243,867)
Exercise of share options by preferred shareholder	40,128,450	—	—	—	—	—	—	—	—	—
Capital contribution from noncontrolling shareholder	—	—	—	—	—	—	—	—	1,437	1,437
Share-based compensation	—	—	—	—	22,957	—	—	22,957	—	22,957
Acquisition of additional interests in subsidiaries	—	—	—	—	1,820	—	—	1,820	(1,742)	78
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	(3,915)	—	(3,915)	—	(3,915)
Balance as of June 30, 2021	1,416,359,473	1	619,938,058	—	5,007,662	(400,866)	(3,376,689)	1,230,108	12,580	1,242,688

								Total
								shareholders'
						Accumulated		equity attributable
					Additional	other		to Fangdd
	Class A Ordinary		Class B Ordinary		paid-in	Comprehensive	Accumulated	Network Group	Noncontrolling
	shares		shares		capital	loss	deficit	Limited	interests	Total equity
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	1,426,450,073	1	619,938,058	—	5,031,772	(404,877)	(4,313,637)	313,259	(9,582)	303,677
Net profit (loss) for the year	—	—	—	—	—	—	(196,845)	(196,845)	4,745	(192,100)
Share-based compensation	—	—	—	—	9,207	—	—	9,207	—	9,207
Capital contribution from noncontrolling shareholder	—	—	—	—	—	—	—	—	376	376
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	9,159	—	9,159	—	9,159
Balance as of June 30, 2022	1,426,450,073	1	619,938,058	—	5,040,979	(395,718)	(4,510,482)	134,780	(4,461)	130,319
US$ (Note 2(g))		—		—	752,598	(59,079)	(673,397)	20,122	(666)	19,456

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

Fangdd Network Group Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$
			(Note 2(g))
Cash flows from operating activities:
Net loss	(243,867)	(192,100)	(28,678)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation and amortization	4,185	2,081	311
Share-based compensation expenses	22,956	9,207	1,375
Gain on short-term investments	(279)	(153)	(23)
Impairment loss for non-current assets	—	7,642	1,141
Impairment on short-term investments	—	144,027	21,503
Impairment loss for equity method investments	—	62,623	9,349
Share of (profit) loss from equity method investments, net of income tax	(33)	115	17
Dividend received from equity method investments	236	—	—
(Reversal)Allowance for doubtful accounts	99,134	(81,004)	(12,094)
(Gain) Loss on disposal of property and equipment	(8)	175	26
Foreign currency exchange loss (gain), net	268	(441)	(66)
Deferred income tax expenses	(638)	—	—
Changes in operating assets and liabilities, net of effects of acquisition
Accounts receivable	369,386	299,277	44,681
Prepayments and other assets	64,458	21,664	3,234
Accounts payable	(280,136)	(262,834)	(39,240)
Customers’ refundable fees	1,109	9,433	1,408
Accrued expenses and other payables	(95,354)	(70,588)	(10,540)
Income tax payables	819	4,246	634
Net cash used in operating activities	(57,764)	(46,630)	(6,962)
Cash flows from investing activities:
Purchase of property, equipment and software	(11,067)	(194)	(29)
Proceeds from disposal of property, equipment and software	39	—	—
Investment in equity method investments	(490)	(32,354)	(4,830)
Return of capital from equity method investees	26,652	19,311	2,883
Cash proceeds from (paid for) business combination, net of cash acquired	3,595	(648)	(97)
Cash paid for short-term investments	(71,139)	(262,896)	(39,249)
Proceeds from disposal of short-term investments	69,269	121,022	18,068
Net cash (used in) provided by investing activities	16,859	(155,759)	(23,254)
Cash flows from financing activities:
Contribution from noncontrolling shareholder	78	490	73
Cash proceeds from short-term bank borrowings	54,180	—	—
Repayment for short-term bank borrowings	(206,944)	(50,000)	(7,465)
Net cash used in financing activities	(152,686)	(49,510)	(7,392)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(4,182)	9,601	1,434
Net decrease in cash, cash equivalents and restricted cash	(197,773)	(242,298)	(36,174)

Fangdd Network Group Ltd.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS (Continued)

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$
			(Note 2(g))
Cash, cash equivalents and restricted cash at the beginning of the period	936,030	516,238	77,072
Cash, cash equivalents and restricted cash at the end of the period	738,257	273,940	40,898
Supplemental information
Interest paid	(11,456)	(3,233)	(483)
Income tax paid	(445)	(812)	(121)

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.    Organization and principal activities

Fangdd Network Group Ltd. (the “Company”) was incorporated in the Cayman Islands on September 19, 2013 as an exempted company with limited liability under the Companies Law (2011 Revision) (as consolidated and revised) of the Cayman Islands. The registered office of the Company is at the offices of Appleby Trust (Cayman) Ltd., Clifton House, 75 Fort Street, P.O. Box 1350, Grand Cayman KY1-1108, Cayman Islands.

The Company is an investment holding company. The Company, through its consolidated subsidiaries, variables interest entity and variables interest entity’s subsidiaries (together, “the Group”) is principally engaged in the provision of real estate information services through its online platform which also offers integrated marketing services for individual customers, real estate developers and agents in the People’s Republic of China (the “PRC”).

The accompanying Unaudited Interim Condensed Consolidated Financial Statements include the financial statements of the Company, its subsidiaries, variable interest entity (“VIE”) and the VIE’s subsidiaries.

Variable interest entity

The Group conducts the business in the PRC through Shenzhen Fangdd Network Technology Co. Ltd. (“Shenzhen Fangdd”), a limited liability company established under the laws of the PRC on October 10, 2011. Shenzhen Fangdd holds the necessary PRC operating licenses for the real estate agency and online business. The equity interests of Shenzhen Fangdd are legally held by individuals who act as nominee equity holders of Shenzhen Fangdd on behalf of Shenzhen Fangdd Information Technology Co. Ltd. (“Fangdd Information”). Shenzhen Fangdd entered into a series of contractual agreements with its legal shareholders and Fangdd Information, including the Business Operation Agreement, Powers of Attorney, Equity Interest Pledge Agreements, Exclusive Option Agreements, Operation Maintenance Service Agreement and Technology Development and Application Service Agreement (collectively, the “Shenzhen Fangdd VIE Agreements”) in March 2014 and were subsequently amended in 2017 to reflect the registration of the Equity Interest Pledge Agreements with the relevant registration authority and amended when certain nominee equity holders transferred their nominal shareholdings in Shenzhen Fangdd to other nominee equity holders.

Pursuant to the Shenzhen Fangdd VIE Agreements, the Group, through Fangdd Information, is able to exercise effective control over, bears the risks of, enjoys substantially all of the economic benefits of Shenzhen Fangdd, and has an exclusive option to purchase all or part of the equity interests in Shenzhen Fangdd when and to the extent permitted by PRC law at a nominal price. The Company’s management concluded that Shenzhen Fangdd is a consolidated VIE of the Group and Fangdd Information is the primary beneficiary of Shenzhen Fangdd. As such, the financial results of Shenzhen Fangdd and its subsidiaries are included in the Unaudited Interim Condensed Consolidated Financial Statements of the Company.

The principal terms of the agreements entered into among Shenzhen Fangdd, the nominee equity holders and Fangdd Information are further described below.

●	Business Operation Agreement

Fangdd Information, Shenzhen Fangdd and Shenzhen Fangdd’s shareholders have entered into a business operation agreement, pursuant to which Shenzhen Fangdd and its shareholders undertake not to enter into any transactions that may have material effects on Shenzhen Fangdd’s assets, obligations, rights or business operations without Fangdd Information’s prior written consent.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Additionally, Shenzhen Fangdd’s shareholders undertake that, without the Fangdd Information’s prior written consent, they shall not (a) sell, transfer, pledge or otherwise dispose of any rights associated with their equity interests in Shenzhen Fangdd, (b) approve any merger or acquisition of Shenzhen Fangdd, (c) take any actions that may have a material adverse effect on Shenzhen Fangdd’s assets, businesses and liabilities, or sell, transfer, pledge or otherwise dispose or impose other encumbrances of any assets, businesses or income of Shenzhen Fangdd, (d) request Shenzhen Fangdd to declare dividend or make other distribution, (e) amend Shenzhen Fangdd’s articles of association, (f) increase, decrease or otherwise change Shenzhen Fangdd’s registered capital. Fangdd Information may request Shenzhen Fangdd to transfer at any time all the intellectual property rights held by Shenzhen Fangdd to Fangdd Information or any person designated by Fangdd Information. Shenzhen Fangdd and certain of its shareholders, including Yi Duan, Jiancheng Li and Xi Zeng, shall be jointly and severally responsible for the performance of their obligations under this agreement. This agreement has a term of ten years, which may be extended upon Fangdd Information’s unilateral written confirmation prior to the expiry. Shenzhen Fangdd has no right of transfer without Fangdd information’s written confirmation or right of early termination while Fangdd Information may unilaterally transfer its rights and obligations under this agreement to third parties at any time through written notification and may early terminate this agreement via a 30-day prior written notice.

●	Powers of Attorney

Each of the shareholders of Shenzhen Fangdd has issued a power of attorney, irrevocably appointing Mr. Jiancheng Li, a director of Fangdd Information, as such shareholder’s attorney-in-fact to exercise all shareholder rights, including, but not limited to, the right to call shareholders’ meeting, the right to vote on all matters of Shenzhen Fangdd that require shareholders’ approval, and the right to dispose of all or part of the shareholder’s equity interest in Shenzhen Fangdd, on behalf of such shareholder. The foregoing authorization is conditioned upon Mr. Jiancheng Li’s continuing directorship at Fangdd Information and Fangdd Information’s written consent to such authorization. In the event that Mr. Jiancheng Li ceases to serve as a director of Fangdd Information or that Fangdd Information requests the shareholders to terminate the authorization in writing, the power of attorney will terminate immediately and the shareholder shall then appoint any person designated by Fangdd Information as his or her attorney-in-fact to exercise all shareholder rights. Other than the foregoing circumstances, the power of attorney will remain in force until the termination of the business operation agreement and during its effective term, shall not be amended or terminated without consent of Fangdd Information.

●	Equity Interest Pledge Agreements

Each of the shareholders of Shenzhen Fangdd has entered into an equity interest pledge agreement with Fangdd Information and Shenzhen Fangdd, pursuant to which, the shareholders have pledged all of his or her equity interest in Shenzhen Fangdd to Fangdd Information to guarantee the performance by Shenzhen Fangdd and its shareholders of their obligations under the main contracts, which include technology development and application service agreement, the operation maintenance service agreement, the business operation agreement and the exclusive option agreements. Each shareholder of Shenzhen Fangdd agrees that, during the term of the equity interest pledge agreement, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Fangdd Information. The equity interest pledge agreements remain effective until Shenzhen Fangdd and its shareholders discharge all of their obligations under the main contracts. The Company has registered the equity pledge with the local branches of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

●	Exclusive Option Agreements

Fangdd Information, Shenzhen Fangdd and each of the Shenzhen Fangdd’s shareholders have entered into an exclusive option agreement, pursuant to which each of the Shenzhen Fangdd’s shareholders has irrevocably granted Fangdd Information an exclusive option, to the extent permitted by PRC law, to purchase, or have its designated person or persons to purchase, at its discretion all or part of the shareholder’s equity interests in Shenzhen Fangdd or all or part of Shenzhen Fangdd’s assets. The purchase price shall be a nominal price unless where PRC laws and regulations require valuation of the equity interests or the assets, or promulgates other restrictions on the purchase price, or otherwise prohibits purchasing the equity interests or the assets at a nominal price. If the PRC laws and regulations prohibit purchasing the equity interests or the assets at a nominal price, the purchase price shall be equal to the original investment of the equity interests made by such shareholders or the book value of the assets. Where PRC laws and regulations require valuation of the equity interests or the assets or promulgates other restrictions on the purchase price, the purchase price shall be the minimum price permitted under PRC laws and regulations. However, if the minimum price permitted under PRC laws and regulations exceed the original investment of the equity interests or the book value of the assets, Shenzhen Fangdd’s shareholders shall reimburse Fangdd Information the exceeded amount after deducting all taxes and fees paid under PRC laws and regulations. The shareholders of Shenzhen Fangdd undertake, among other things, that they shall not take any actions that may have material effects on Shenzhen Fangdd’s assets, businesses and liabilities, nor shall they appoint or replace any directors, supervisors and officers of Shenzhen Fangdd without Fangdd Information’s prior written consent. These agreements have terms of ten years, which may be extended upon Fangdd Information’s written confirmation prior to the expiry.

●	Operation Maintenance Service Agreement

Fangdd Information and Shenzhen Fangdd have entered into an operation maintenance service agreement, pursuant to which Fangdd Information has the exclusive right to provide Shenzhen Fangdd with operation maintenance services and marketing services. Without Fangdd Information’s written consent, Shenzhen Fangdd shall not engage any third party to provide the services covered by this agreement. Shenzhen Fangdd agrees to pay service fees on an annual basis and at an amount determined by Fangdd Information after taking into account factors such as the labor cost, facility cost and marketing expenses incurred by Fangdd Information in providing the services. Unless otherwise agreed by both parties, this agreement will remain effective until Fangdd Information ceases business operations.

●	Technology Development and Application Service Agreement

Fangdd Information and Shenzhen Fangdd have entered into a technology development and application service agreement, pursuant to which, Fangdd Information has the exclusive right to provide Shenzhen Fangdd with technology development and application services. Without Fangdd Information’s written consent, Shenzhen Fangdd shall not accept any technology development and application services covered by this agreement from any third party. Shenzhen Fangdd agrees to pay service fees on an annual basis and at an amount determined by Fangdd Information after taking into account multiple factors, such as the labor and time consumed for provision of the service, the type and complexity of the services provided, the difficulties in providing the service, the commercial value of services provided and the market price of comparable services. Unless otherwise agreed by the parties, this agreement will remain effective until Fangdd Information ceases business operations.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Risks in relation to Shenzhen Fangdd structure

In the opinion of the Company’s management, the contractual arrangements have resulted in Fangdd Information having the power to direct activities that most significantly impact Shenzhen Fangdd and Shenzhen Fangdd’s subsidiaries, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of Shenzhen Fangdd and Shenzhen Fangdd’s subsidiaries at its discretion. Fangdd Information considers that it has the right to receive all the benefits and assets of Shenzhen Fangdd and Shenzhen Fangdd’ subsidiaries. As Shenzhen Fangdd and Shenzhen Fangdd’s subsidiaries were established as limited liability companies under the PRC law, their creditors do not have recourse to the general credit of Fangdd Information for the liabilities of Shenzhen Fangdd and VIE’s subsidiaries, and Fangdd Information does not have the obligation to assume the liabilities of Shenzhen Fangdd and VIE’ subsidiaries.

The Group has determined that Shenzhen Fangdd VIE Agreements are in compliance with PRC laws and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce Shenzhen Fangdd VIE Agreements.

If the PRC government finds that these contractual arrangements do not comply with its restrictions on foreign investment in the internet business, or if the PRC government otherwise finds that the Group, the VIE, or any of its subsidiaries is in violation of PRC laws or regulations or lack the necessary permits or licenses to operate the business, the relevant PRC regulatory authorities, including but not limited to the Ministry of Industry and Information Technology of the People’s Republic China (“MIIT”), which regulates internet information service companies, would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses;
●	discontinuing or restricting the operations;
●	imposing fines or confiscating any of the income that they deem to have been obtained through illegal operations;
●	imposing conditions or requirements with which the Group or the PRC subsidiaries and affiliates may not be able to comply;
●	requiring the Company or the PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations;
●	placing restrictions on the right to collect revenues;
●	restricting or prohibiting the use of the proceeds from this offering to finance the business and operations of the VIE; and
●	taking other regulatory or enforcement actions that could be harmful to the business.

The imposition of any of these penalties could have a material and adverse effect on the business, financial condition and results of operations. If any of these penalties results in the inability to direct the activities of the VIE that most significantly impact its economic performance, and/or failure to receive the economic benefits from the VIE, the Group may not be able to consolidate the financial results of the VIE and its subsidiaries in Consolidated Financial Statements in accordance with U.S. generally accepted accounting principles.

There is no VIE in which the Group has a variable interest but is not the primary beneficiary. Currently there is no contractual arrangement that could require the Group to provide additional financial support to Shenzhen Fangdd.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The following consolidated assets and liabilities information of the Group’s VIE and VIE’s subsidiaries as of December 31, 2021 and June 30, 2022, and consolidated operating results and cash flows information for the periods ended June 30, 2021 and 2022, have been included in the accompanying Unaudited Interim Condensed Consolidated Financial Statements:

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB
Cash and cash equivalents	227,742	129,124
Restricted cash	24,131	34,709
Short-term investments	6,150	4,150
Accounts receivable, net	879,103	673,918
Amount due from related parties*	627,140	745,983
Prepayments and other current assets, net	206,689	166,611
Inventory	—	10,969
Total current assets	1,970,955	1,765,464
Property, equipment and software, net	14,562	4,843
Equity method investments, net	256,062	205,282
Long-term equity investment, net	14,000	14,000
Total non-current assets	284,624	224,125
Total assets	2,255,579	1,989,589
Short-term bank borrowings	134,780	84,780
Accounts payable	1,154,572	892,948
Customers’ refundable fees	30,997	40,430
Current installments of long-term loans from a related party**	234,000	284,000
Amounts due to related parties*	207,400	326,247
Accrued expenses and other payables	171,725	123,638
Income tax payables	813	553
Total current liabilities	1,934,287	1,752,596
Non-current liabilities
Income tax payables	27,171	27,429
Long-term loans from a related party excluding current installments**	1,128,000	1,068,000
Total non-current liabilities	1,155,171	1,095,429
Total liabilities	3,089,458	2,848,025

*     Amounts due from and to related parties represent the amounts due from and to subsidiaries other than the Group’s VIE and VIE’s subsidiaries, which are eliminated upon consolidation.

**   Long-term loans from a related party represents entrusted loans with 3-year term at annual interest rate of 0.2-0.5% (2021: 0.2-0.5%) from Fangdd Information via Bank of China in Shenzhen, which are eliminated upon consolidation.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2021	2022
	RMB	RMB
Total revenue	667,836	142,071
Net loss	(175,080)	(27,433)
Net cash used in operating activities	(336,244)	(19,483)
Net cash provided by (used in) investing activities	17,163	(10,048)
Net cash provided by (used in) financing activities	202,314	(58,509)
Net decrease in cash, cash equivalents and restricted cash	(116,767)	(88,040)
Cash, cash equivalents and restricted cash at the beginning of the period	483,123	251,873
Cash, cash equivalents and restricted cash at the end of the period	366,356	163,833

Sales Commitment Arrangements

Certain property sales contracts entered with real estate developers provide the Group with exclusive selling rights for the selected properties for a specific period of time (the “Exclusive Sales Contracts”), which typically lasts for several months. Certain of these Exclusive Sales Contracts requires the Group or, in case of tri-party agreements (see below), the Group’s equity method investees to purchase any unsold units of properties at the end of the exclusive sales period (the “Sales Commitment Arrangements”). Under the Sales Commitment Arrangements, the real estate developers either enter into project sales contracts with the Group directly (the “Self-Commitment Arrangements”) or enter into tri-party agreements with the Group and its equity method investees (the “Non-Group Commitment Arrangements”). The Group, or in case of tri-party agreements, its equity method investees is required to advance real estate developer an initial deposit prior to the commencement of the exclusive sales period. The amount of initial deposits required is generally determined at a percentage of the minimum transaction price, as pre-agreed with the real estate developer, of the properties (the “Base Transaction Price”) to be sold to home purchasers in the market during the exclusive sales period. The amount of deposits advanced by the Group, or its equity method investees are adjusted throughout the exclusive sales period based on an agreed schedule such that 100% of the Base Transaction Price for the unsold properties, if any, is advanced to the real estate developers at the end of the exclusive sales period. If all properties are sold during the exclusive sales period, any outstanding deposits are immediately returned to the Group, or its equity method investees. Under all of these arrangements, the Group is responsible to render the properties sales services as specified in the exclusive sales contracts.

For Self-Commitment Arrangements, the Group is required under the project sales contracts to advance the deposits and purchase any unsold properties at the Base Transaction Price at the end of exclusive sales period. The Group would either finance the entire deposits with its own fund or by entering into separate collaborative agreements with certain funds providers (the “Self-Commitment Collaborative Agreements”) that, are either independent third parties or the Group’s equity method investees, to fully or partially fund the deposits required. The funds providers provide the Group with the funds required and requested the funds to be designated for use in a specific Self-Commitment Arrangement. Pursuant to the Self-Commitment Collaborative Agreements, the Group is required to share with the funds provider a portion of the Base Commission Income (see note 2(v)) and any Sales Incentive Income (see note 2(v)) earned, based on the agreed profit sharing arrangements. However, the Group does not commit or guarantee them any minimum return. Also, there is no limit on the reward that accrues to either the Group or the funds providers. The amounts of profit shared with the funds providers under the Self-Commitment Collaborative Agreements are recorded in “Cost of revenue” in the Consolidated Statements of Comprehensive Loss. The funds provided by these independent third parties or equity method investees to the Company to fulfil the deposits requirement under the Self-Commitment Arrangements are recorded as “Amounts due to third parties under collaborative agreements” or “Amounts due to equity method investees under collaborative agreements”. The deposits advanced by the Group to the property developers, either using entirely its own funds or combining its own funds with funds provided by funds providers, are recorded as “Security deposits with real estate developers” included in “Prepayments and other assets, net” (see note 6(2)) on the Unaudited Interim Condensed Consolidated Balance Sheets.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

For Non-Group Commitment Arrangements, the equity method investees of the Group are obliged to pay the deposits required directly to the real estate developers and subject to the commitment to purchase any unsold properties at the Base Transaction Price at the end of exclusive sales period. No payable to the equity method investees or deposits with real estate developers were recorded on the Consolidated Balance Sheets in respect of the deposits payments or refund transactions directly made by the funds providers to property developers, as the Group is not the obligator for such deposit payments or the purchase commitment regarding the unsold properties. The Group would enter into separate collaborative agreements (the “Non-Group Collaborative Agreements”) to set out the basis of sharing of the Base Commission Income and any Sales Incentive Income earned, with the equity method investees under the Non-Group Commitment Arrangements. And the Group does not commit or guarantee them any minimum return. Also, there is no limit on the reward that accrues to either the Group or these equity method investees.

Under certain Non-Group Commitment Arrangements entered into amongst the Group, the equity method investees and real estate developers in 2019 and 2020, the equity method investee (i.e. fund provider) has the option to withdraw from the arrangement by paying a penalty to the real estate developer at any time during the term of the arrangement. The withdrawal penalty is based on either not more than 10% of the total Based Transaction Price of all properties or not more than 10% of the Based Transaction Price of the unsold properties at the withdrawal date. The Group is not responsible for the penalty payment. Upon the withdrawal by the fund provider, the Non-Group Commitment Arrangement would be terminated, and the Group would cease to have the right of exclusive sales. The Group did not enter into any such arrangement during January to June, 2021 and 2022.

Although the Group is responsible to design and execute the overall sales plan as well as managing and directing its Registered Agents to facilitate the property transactions, the equity method investees do not simply provide financial resources but also participate in these processes through joint evaluation with the Group about the marketability of the specified properties and their pricing strategy. The Non-Group Collaborative Arrangements are accounted for under ASC 808 with costs incurred and revenue generated by the Group and the equity method investees reported in their respective Consolidated Statements of Comprehensive Loss. Revenue earned from the real estate developer for property sales contracts with Non-Group Collaborative Agreements simultaneously entered with equity method investees are presented on a gross basis with the Base Commission Income and Sales Incentive Income recognized as “Revenue” and the amounts of profit shared with equity method investees recorded in “Cost of Revenue” in the Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss as the Group is deemed to be the principal under these arrangements.

During the six months ended June 30, 2021, the Group earned Base Commission Income of RMB949 for exclusive sales contracts with Sales Commitment Arrangements pursuant to which the Group shared RMB1,592 with the funds providers (including the Group’s equity method investees).

During the six months ended June 30, 2022, the Group earned Sales Incentive Income of RMB4,677 for exclusive sales contracts with Sales Commitment Arrangements pursuant to which the Group shared RMB282 with the funds providers (including the Group’s equity method investees).

The Group believes its key management has sufficient knowledge and experience in the relevant real estate markets and has in place adequate process that guides its selection of projects, negotiation of terms and ongoing monitoring of risks.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Prior to entering into a Sales Commitment Arrangement, the Group would assess the marketability of the specified properties, the reasonableness of the Base Transaction Price and other relevant factors. The Group performs such assessment based on the results of its research activities and other factors such as the availability of agents’ resources and has determined that the probability of all properties under such arrangements not being sold within the exclusive sales period is low. The Group believes that the developers enter into such Sales Commitment Arrangement largely due to liquidity consideration in that it could shorten the cash payback period through the receipts of deposits under the arrangement. Also, such Sales Commitment Arrangement may provide higher return to the developer when the properties are sold at a price in excess of the Base Transaction price. Therefore, the Group determines that it is remote that the real estate developers will request the Group, or for Non-Group Commitment Arrangements, the Group’s equity method investees to purchase the unsold properties at the end of exclusive sales period. Management has concluded such assessment is supported by the historical experiences where developers agreed to an extended sales period for a few months in those limited instances where certain properties remained unsold at the end of exclusive sales period.

The Group started entering into the above-mentioned Sales Commitment Arrangements in 2016. For the six months ended June 30, 2021 and 2022, the Group did not enter into any property sales contracts with real estate developers under Self-Commitment Arrangements, except for the parking space sale contracts described below. All new property sales contracts with Sales Commitment Arrangement are entered with the property developers and equity method investees in tri-party agreements under the Non-Group Commitment Arrangements, pursuant to which the Group’s equity method investees, rather than the Group, are required to pay the deposits directly to the property developers and obliged to purchase any unsold units of properties at the end of exclusive sales period. In 2021, the Group entered into certain contracts for the sale of parking spaces with real estate developers under Self-Commitment Arrangements, pursuant to which the Group had advanced the deposits of RMB42,585 and RMB40,085 to the property developers as of December 31, 2021 and June 30, 2022, respectively.

The deposits made by the Group under all the Exclusive Sales Contracts including those under the Self-Commitment Arrangement are recorded as security deposits with real estate developers, net of allowance for doubtful accounts, under current assets on the Consolidated Balance Sheets. The Group assesses the recoverability of the deposits with real estate developers based on a combination of factors, including the contractual terms, the developers’ intention in entering into such arrangements as described above, the continuing assessment of the marketability of the properties during the exclusive sales period and the extended sales period, if any, historical experiences and negotiation results of developers’ action at the end of exclusive sales period, and the market price of similar properties. An allowance for doubtful accounts against the deposits is recorded when any portion of deposits is considered not recoverable.

2.    Summary of Significant Accounting Policies

(a)    Basis of presentation

The Consolidated Financial Statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America  (‘‘U.S. GAAP’’).

(b)    Going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to generate cash flows from operations, and the Company’s ability to arrange adequate financing arrangements.

The Company has experienced recurring losses from operations. As of June 30, 2022, the Company had an accumulated deficit of RMB4,510,482. For the six months ended June 30, 2022, the Company recorded a significant decline in its revenue, resulted a net loss of RMB192,100 and had cash outflows from operating activities of RMB46,630. As of June 30, 2022, the cash and cash equivalents balance was RMB239,231.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The Company has prepared a future cash flow forecasts and the management is of the opinion that the Company will have sufficient unrestricted liquidity for at least the next 12 months from the date of approval of the Unaudited Interim Condensed Consolidated Financial Statements. Among the assumptions made by the management, it is expected that the Company will continue to reduce its operating expenditure by reducing headcounts and office space. Accordingly, management concludes that it is appropriate to prepare the financial statements on a going concern basis.

The Company has taken positive actions to speed up the collection of accounts receivable, such as litigation, strict developer credit rating management, but the effects of these actions may be limited where the developers have already been in severe finance distress. The Company also intends to obtain additional equity or debt financing arrangements, however, the availability and amount of such funding are not certain. Additionally, the strict macroeconomic regulation on real estate market and the tightening of mortgage lending activities have negatively impacted the real estate market and heightened the credit risk associated with developers. The new and resale property transactions are expected to remain vulnerable to macro challenges for an extended period, which may adversely impact the Company’s ability to raise the financing needed. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. If the going concern basis were not appropriate for these financial statements, adjustments would be necessary for the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

(c)    Principles of Consolidation

The accompanying Unaudited Interim Condensed Consolidated Financial Statements include the results of the Company, its subsidiaries, VIE and VIE’s subsidiaries.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors. A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, exercises effective control over the activities that most impact the economic performance, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All intercompany transactions and balances among the Company, its subsidiaries, VIE and VIE’s subsidiaries have been eliminated upon consolidation.

(d)    Use of Estimates

The preparation of the Unaudited Interim Condensed Consolidated Financial Statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the Consolidated Financial Statements and accompanying notes. Actual results could differ from those estimates. Significant accounting estimates include, but not limited to, allowance for accounts, loans and other receivable, recognition of goodwill, realization of deferred income tax assets, impairment loss for long-term equity investment and share-based compensation. Actual results may differ materially from those estimates.

As of June 30, 2022, the Company considered the economic implications of the COVID-19 pandemic on its significant judgments and estimates. Given the impact and other unforeseen effects on the global economy from the COVID-19 pandemic, these estimates required increased judgment, and actual results could differ from these estimates.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(e)    Business combinations and noncontrolling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Company and equity instruments issued by the Company. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Statements of Comprehensive Loss. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss.

For the Company’s non-wholly owned subsidiaries, a noncontrolling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company. Consolidated net income (loss) in the Consolidated Statements of Comprehensive Loss includes net income (loss) attributable to noncontrolling interests when applicable.

(f)    Foreign Currency

The Group’s reporting currency is Renminbi (‘‘RMB’’). The functional currency of the Company and the Group’s entities incorporated in the Cayman Island, British Virgin Islands (‘‘BVI’’), and Hong Kong (‘‘HK’’) is the United States dollars (‘‘US$’’). The functional currency of the Group’s PRC subsidiaries, VIE and VIE’s subsidiaries is RMB.

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulting exchange differences are recorded as foreign currency exchange gain (loss) in the Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss. Total foreign currency exchange differences were a loss of RMB268 and a gain of RMB441 for the six months ended June 30, 2021 and 2022, respectively.

The financial statements of the Company and the Group’s entities incorporated at Cayman Island, BVI and Hong Kong are translated from the functional currency into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings (deficit) generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive losses in the Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss, and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive loss in the Unaudited Interim Condensed Consolidated Statements of Changes in Equity.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(g)    Convenience Translation

Translations of certain balances in accompanying Unaudited Interim Condensed Consolidated Financial Statements from RMB into US$ as of and for the six months ended June 30, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.6981 representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2022, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying Consolidated Financial Statements are unaudited.

(h)    Commitments and Contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

(i)    Cash and Cash Equivalents

Cash and cash equivalents represent demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash.

(j)    Restricted cash

Restricted cash represents:

Bank balances of RMB24,131 and RMB34,709 were frozen for lawsuits undergoing with suppliers and brokerage firms as of December 31, 2021 and June 30, 2022, respectively.

Cash deposits restricted for use over one year after the balance sheet date are classified as non-current assets in the Unaudited Interim Condensed Consolidated Balance Sheets.

(k)    Short-term investments

Short-term investments include investments in wealth management products issued by certain banks which are redeemable by the Company at any time. The wealth management products are either unsecured with variable interest rates or fixed interest rate. The Company measures the short-term investments at fair value using the quoted subscription or redemption prices published by these banks, with unrealized holding gains or losses, net of the related tax effect, excluded from earnings and recorded as a separate component of accumulated other comprehensive loss until realized. Realized gains or losses from the sale of short-term investments are determined on a specific identification basis and are recorded as gain on short-term investments when earned in the Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(l)    Accounts Receivable

Accounts receivable mainly represent amounts due from the real estate developers for primary property business and individual customers for secondary property business upon the completion of their services. Accounts receivables are recorded net of an allowance for doubtful accounts, if any. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the payment history, credit-worthiness and the financial condition of the debtor. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. The Group also makes a specific allowance if there is strong evidence indicating that an accounts receivable is likely to be unrecoverable. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure. Allowance of RMB710,168 and RMB600,806 was provided as of December 31, 2021 and June 30, 2022, respectively. Approximately 6% of the Group’s accounts receivable represent output VAT amounts, which are excluded from the Group’s revenues.

(m)    Loans receivable, net

Loans receivable represents loan originated or purchased by the Group (see note 6). The Group has the intent and the ability to hold such loans for the foreseeable future or until maturity or payoff. Loans receivable are recorded at unpaid principal balances, net of allowance for loan losses that reflects the Group’s best estimate of the amounts that will not be collected. The loans receivable portfolio consists of personal loans with term period ranging from 30 days to 5 years. In the Consolidated Balance Sheets, loans receivable that mature within the next twelve months from the balance sheet date are included in “Prepayment and other current assets” while loans receivable that will mature one year after the balance sheet date are included in “Other non-current assets”.

The allowance for loan losses is determined at a level believed to be reasonable to absorb probable losses inherent in the portfolio as of each balance sheet date. The allowance is provided based on an assessment performed on a portfolio basis. All loans are assessed collectively depending on factors such as delinquency rate, size, and other risk characteristics of the portfolio.

The Group writes off loans receivable and the related allowance when management determines that full repayment of such loan is not probable. The primary factor in making such determination is the estimated recoverable amounts from the delinquent debtor.

As of December 31, 2021 and June 30, 2022, loan receivables of RMB31,273 and RMB21,787 were due from the Group’s employees respectively.

(n)     Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated depreciation, amortization and impairment. Property, equipment and software are depreciated and amortized at rates sufficient to write off their costs less impairment and residual value if any over their estimated useful lives on a straight-line basis. Leasehold improvements are depreciated on a straight-line basis over the period of the lease or their estimated useful lives, if shorter.

The estimated useful lives are as follows:

Estimated
Category	useful lives
Buildings	20 years
Leasehold improvements	2-3 years
Furniture, office equipment	3-5 years
Motor vehicles	3-4 years
Software	2-10 years

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Expenditures for repairs and maintenance are expensed as incurred, whereas the costs of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss.

(o)    Intangible assets

Intangible assets mainly include those intangible assets other than software acquired through business combination. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets arising from business combinations are measured at fair value upon acquisition using valuation techniques such as discounted cash flow analysis and ratio analysis with reference to comparable companies in similar industries under the income approach. Major assumptions used in determining the fair value of these intangible assets include future growth rates and weighted average cost of capital. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Category	Estimated useful lives
Non-competed agreements	Over the contracted term of up to 6 years
Trademarks	10 years

(p)    Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit, including consideration of the impact of the COVID-19 pandemic. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed.

In performing the two-step quantitative impairment test, the first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit. The Group’s goodwill was substantially impaired during the year ended December 31, 2021 (see note 9).

(q)    Equity method investments

The Group accounts for an equity method investment over which it has significant influence but does not own a majority of the equity interest or otherwise controls and the investments are either common stock or in substance common stock using the equity method. The Group’s share of the investee’s profit and loss is recognized in the Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The Group assesses its equity method investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends, and other Group-specific information such as financing rounds.

During the six months ended June 30, 2022, the Group recognized an impairment loss of RMB62,623 for equity method investments (see note 10).

(r)    Long-term equity investments

Long-term equity investments, except those accounted for under the equity method or those that result in the consolidation of the investee, that do not have readily determinable fair value are measured and recorded at cost, less impairment, with subsequent adjustments for observable price changes in orderly transactions for identical or similar equity investments of the issuer. Purchased options on these equity investments that are not derivatives are accounted for in a manner consistent with the accounting for the equity investments that do not have readily determinable fair value.

(s)    Impairment loss of non-current assets

Property, equipment and software and intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the non-current by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. An impairment charge of non-current assets in the amount of RMB7,642 was recognized for the six months ended June 30, 2022(see note 7 and 8).

(t)    Value added taxes

The Company’s PRC subsidiaries are subject to value added tax (“VAT”). Revenue from sales of transaction and service is generally subject to VAT at the rate of 6% and subsequently paid to PRC tax authorities after netting input VAT on purchase of service received. The excess of output VAT over input VAT is reflected in accrued expenses and other payables, and the excess of input VAT is reflected in Prepayments and other current assets in the Consolidated Balance Sheets.

(u)    Fair Value

Fair value represents the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

Accounting guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Accounting guidance establishes a three-level fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, loans receivable, loans to equity method investees, short-term bank borrowings, accounts payable, customers’ refundable fees, accrued expenses and other payables. As of December 31, 2021 and June 30, 2022, the carrying values of these financial instruments approximated to their fair values due to the short-term maturity of these instruments.

(v)    Revenue

In accordance with ASC 606, Revenue from Contracts with Customers, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Revenues are recorded net of value-added taxes and surcharges.

Commission income

Through its platforms and services provided by real estate agents registered as a member in the Group’s platform (the “Registered Agents”), the Group earns commission revenue from real estate developers for sales transactions of primary properties and to a lesser extent from home owners for sales or rental transactions of secondary properties. For services rendered by the Registered Agents in completing the transactions, the Group pays those the agents a commission fee. The real estate developers and home owners are collectively referred as the property owners. For each of the property’s transactions, the Group enters into contracts with the Registered Agents (the “Agents’ Contracts”) and properties owners (the “Properties Sales Contracts”) separately. As Registered Agents are involved in providing the services to the property owners, the Group considers all the relevant facts and circumstances in determining whether it acts as the principal or as an agent in these properties transactions in accordance with ASC 606-10.

The Group has determined that it is a principal for the following reasons: (1) the Properties Sales Contract and the Agents’ Contract are negotiated and entered into separately between the Group and the property owners and the Registered Agents, respectively, at the discretion of the Group, and there is no contractual relationship between the property owners and the Registered Agents; (2) the Group negotiates with the property owners the total commission fee to be paid by the properties owners. The Group also determines the commission rate payable to the Registered Agents at its discretion without any involvement of the properties owners; (3) pursuant to the Properties Sales Contracts, the Group is responsible for the sales or leasing of the properties. In particular, the Group is responsible to undertake the sales and marketing activities it considers necessary to induce potential home purchasers to visit the sales center of the property and complete the purchase of properties from the real estate developers. The Group is entitled to a pre-determined commission income upon the signing of the sales agreements between the real estate developers and the home purchasers pursuant to the Properties Sales Contracts. The Group’s project management team carries out a series of activities including sales data analysis, development of project sales strategy, resources allocation, assignment of agents, sales and marketing activities, and monitoring of the entire sales process; (4) the Group monitors Registered Agents’ services and provide them with instructions and guidelines in approaching and serving the home purchasers.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Commission income for sales transactions of primary properties and rental transactions for secondary properties are recognized by the Group upon the signing of the sales and purchase agreements or rental agreements and making the required down payment by the home purchasers or tenants. Commission income for sales transactions of secondary properties are recognized when the transfer over legal title of ownership of the properties between the home owners and home purchasers are complete.

The Group also enters into certain arrangements with real-estate developers pursuant to which potential home purchasers may pay the Group a fixed amount in return for a discount for their purchases of specified properties from the real estate developers. The fees paid by the home purchasers to the Group are fully refundable before the execution of the sales and purchase agreements between the home purchasers and the real estate developers. For these transactions, except for the fees received from the home purchasers, the Group is not entitled to any additional commission from the real estate developers. The Group recognizes commission income in the amount of fees received from the home purchasers when the Group’s services are rendered upon the execution of the sales and purchase agreements between the home purchasers and the real estate developers. Fees received from home purchasers in advance of the revenue recognition are recorded as “Customers’ Refundable Fees” (see note 13) on the Unaudited Interim Condensed Consolidated Balance Sheets.

For primary properties transactions, the Group generally earns a fixed commission rate (“Base Commission”) of the pre-determined properties transaction price (the “Base Transaction Price”) as stated in the Properties Sales Contracts. For certain primary properties transactions, the Group obtains exclusive sales right from real estate developers to sell the properties for a limited period of time and is required to advance certain amount of deposits. Not all of the Exclusive Sales Contracts contains Sales Commitment Arrangement as disclosed in note 1. Pursuant to those Exclusive Sales Contracts with Sales Commitment Arrangement, the Group is permitted to sell the properties in the market at a price above the Base Transaction Price. In addition to the Base Commission, the Group is entitled to an additional income (the “Sales Incentive Income”), determined at a progressive rate on the excess of the actual transaction price over the Base Transaction price. Same as Base Commission income, the Sales Incentive Income is also recognized as revenue upon the signing of the sales and purchase agreements and making the down payment by the home purchasers.

Franchise Income

The Group enters into franchise agreements with certain third party real estate agency companies located in those cities where the Group does not have an established sales office. Pursuant to these franchise agreements, the Group grants the franchisees with the right to use the Group’s brands, access of listings in the Group’s platform and other resources in return for a franchise fee. For franchise agreements entered from 2018 onward, franchise fee is determined at an agreed fixed amount over a period of time and are recognized by the Group on a straight-line basis over the contractual period. During the six months ended June 30, 2021 and 2022, the Group recognized franchise income of RMB9,649 and RMB773 respectively.

Financial service income

The Group provides lending financial services to home purchasers, Registered Agents and the Group’s employees who meet the Group’s credit assessment requirements. Financial services income from loans receivable is recognized using the effective interest rate method.

Other value-added services

Other value-added services are recognized as revenue on a straight-line basis over which the services are rendered, they mainly represent subscription fee earned by offering Registered Agents with a suite of marketing and business technology products and services for use in a specified period of time so as to assist them growing and managing their businesses.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Loans facilitation services

Loans facilitation services are recognized as revenue when the relevant loans agreements were signed and the related loans were drew down by the home purchasers. Loans facilitation services primarily consists of the services to facilitate the home purchasers, Registered Agents and other market participants borrowing from the financial institutions in the property transactions.

Parking space transaction facilitating services

Parking space transaction facilitating services are recognized as revenue when services are rendered to facilitate the appointment of real estate agents by Shanghai Lianlian Digital Technology Co., Ltd. (“Shanghai Lianlian”, known as Shenzhen Jinyiyun Supply Chain Technology Co., Ltd. before (“Shenzhen Jinyiyun”)), a related party, as agents for Shanghai Lianlian’s parking space transactions. Certain directors and management of the Company are principal shareholders of Shanghai Lianlian. The Company’s services primarily consist of providing support and information to Shanghai Lianlian to identify real estate agents in the Company’s platform and introduction of agents for Shanghai Lianlian’s parking space transactions. The service fee is chargeable to the real estate agent and revenue is recognized upon signing of the relevant agency agreement. The Group recognized no parking space transaction facilitating services income in the periods of the six months ended June 30, 2021 and 2022.

(w)    Cost of Revenue

Cost of revenue primarily consists of agents’ commission, sharing of sales incentive income with fund providers, promotion and operational expenses, and salaries and benefits expenses that incurred for properties transactions and parking space transaction facilitating services.

(x)    Sales and marketing expenses

Sales and marketing expenses mainly consist of salaries and advertising costs, which consist primarily of online and offline advertisements, are expensed when the services are received.

(y)    Product development expenses

Product development expenses primarily consist of salaries and benefits expenses, depreciation of equipment relating to the development of new products or upgrading of existing products and other expenses for the product activity of the Group. The Group expenses product development expenses as incurred.

(z)    General and administrative expenses

General and administrative expenses mainly consist of provision of allowance for doubtful accounts, payroll and related staff costs for corporate functions, as well as other general corporate expenses such as rental expenses and depreciation expenses for offices and equipment for use by these corporate functions of the Group.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(aa)    Government grants

Government grants represent amounts granted by local government authorities as an incentive for companies to promote economic development of the local technology industry. Government grants received by the Group were non-refundable and were for the purpose of giving immediate incentive with no future costs or obligations are recognized in earnings in the Company’s Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss.

(bb)    Share-based Compensation

Share-based awards granted to the employees and directors in the form of share options are subject to service and performance conditions. They are measured at the grant date fair value of the awards, and are recognized as compensation expense using the graded vesting method, net of estimated forfeitures, if and when the Company considers that it is probable that the performance condition will be achieved.

For vested awards, the Group recognizes incremental compensation cost in the period the modification occurs. For awards not being fully vested, the Group recognizes the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original awards over the remaining requisite service period after modification.

Estimation of the fair market value of the Company’s ordinary shares involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, including the expected share price volatility (approximated by the volatility of comparable companies), discount rate, risk-free interest rate and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants are made. Share-based compensation in relation to the share options is estimated using the Binominal Option Pricing Model. The determination of the fair value of share options is affected by the share price of the Company’s ordinary shares as well as the assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rate, exercise multiple and expected dividend yield. The fair value of these awards was determined with the assistance from a valuation report prepared by an independent valuation firm using management’s estimates and assumptions.

(cc)    Employee Benefits

The Company’s subsidiaries, the VIE and VIE’s subsidiaries in China participate in a government mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. The fair value of the employee benefits liabilities approximates their carrying value due to the short-term nature of these liabilities. Employee social insurance benefits included as expenses in the accompanying Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss amounted to RMB23,173 and RMB9,394 for the six months ended June 30, 2021 and 2022, respectively.

(dd)    Income Tax

Income tax are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The Company reduces the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is “more-likely-than-not” that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a “more-likely-than-not” realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of futures profitability, the duration of statutory carryforward periods, the Company’s experience with operating loss and tax credit carryforwards, if any, not expiring.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in income tax expense and penalties in general and administrative expenses.

(ee)    Leases

A lease is classified at the inception date as either a capital lease or an operating lease. A lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. Payments made under operating leases are charged to the Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss on a straight-line basis over the lease term. The Group had no capital leases as of December 31, 2021 and June 30, 2022.

(ff)    Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders, considering the accretions to redemption value and the deemed dividend of the preferred shares, by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, any net income is allocated between ordinary shares and other participating securities based on their participating rights. A net loss is not allocated to participating securities when the participating securities does not have contractual obligation to share losses.

The Company’s preferred shares are participating securities as they participate in undistributed earnings on an as-if-converted basis. The preferred shares has no contractual obligation to fund or otherwise absorb the Group’s losses. Accordingly, any undistributed net income is allocated on a pro rata basis to the ordinary shares and preferred shares; whereas any undistributed net loss is allocated to ordinary shares only.

Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares and convertible loan using the if-converted method, and ordinary shares issuable upon the vest of restricted ordinary shares or exercise of outstanding share option (using the treasury stock method). Ordinary equivalent shares are calculated based on the most advantageous conversion rate or exercise price from the standpoint of the security holder. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(gg)    Segment Reporting

The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. For the purpose of internal reporting and management’s operation review, the Group’s Chief Executive Officer and management personnel do not segregate the Group’s business by service lines. All service categories are viewed as in one and the only operating segment.

(hh)    Statutory Reserves

The Group’s subsidiaries, VIE, and VIE’s subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Group’s subsidiaries registered as wholly foreign owned enterprise have to make appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC (‘‘PRC GAAP’’)) to non-distributable reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the Group.

In addition, in accordance with the PRC Company Laws, the Group’s VIE and VIE’s subsidiaries, registered as Chinese domestic companies, must make appropriations from their after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the Group. Appropriation to the discretionary surplus fund is made at the discretion of the Group.

The general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective entity. The staff bonus and welfare fund are liability in nature and is restricted to make payment of special bonuses to employees and for the collective welfare of employees. None of these reserves is allowed to be transferred to the Group by way of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the six months ended June 30, 2021 and 2022, no appropriation was made to the general reserve fund by the Group’s wholly foreign owned PRC subsidiaries, and no appropriation was made to the statutory surplus fund by the Group’s VIE and VIE’s subsidiaries, respectively. No appropriation has been made by these companies to discretionary funds.

(ii)    Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. For all other entities, it is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. On June 2020, the FASB issued ASU 2020-05, which deferred the effective dates of ASU 2016-02 of all other entities, for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application is permitted. As the Company is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, the deferred effective dates are applicable to the Company. The Group normally enters into operating leases for its office use. As disclosed in note 22, the Group had future minimum lease commitments under non-cancellable operating lease agreements of RMB20,885 as of June 30, 2022. The Company is currently assessing the potential impact of adopting this update on the Consolidated Financial Statements.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

In June 2016, the FASB issued ASU No. 2016-13 “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The new guidance amended guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For available for sale debt securities, credit losses will be presented as an allowance rather than as a write-down. This standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for all entities. In November 2019, the FASB issued ASU No. 2019-10, “Financial Instruments-Credit Losses (Topic 326): Effective Dates”, to finalize the effective date delays for private companies, not-for-profits, and smaller reporting companies applying the CECL standards. The ASU is effective for reporting periods beginning after December 15, 2022 and interim periods within those fiscal years. Early adoption is permitted. The Group is currently assessing the impact of adopting this standard on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies an issuer’s accounting for certain convertible instruments and the application of derivatives scope exception for contracts in an entity’s own equity. This guidance also addresses how convertible instruments are accounted for in the diluted earnings per share calculation and required enhanced disclosures about the terms of convertible instruments and contracts in an entity’s own equity. The new guidance is required to be applied either retrospectively to financial instruments outstanding as of the beginning of the first comparable reporting period for each prior reporting period presented or retrospectively with the cumulative effect of the change to be recognized as an adjustment to the opening balance of retained earnings at the date of adoption. This guidance is effective for the Company for the year ending March 31, 2023 and interim reporting periods during the year ending March 31, 2023. Early adoption is permitted. The Company does not expect the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Group is currently evaluating the impact of the new guidance on the consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Company for the year ending March 31, 2025 and interim reporting periods during the year ending March 31, 2025. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows

3.    Concentration and Risk

Concentration of customers

There are no customers from whom revenue individually represent more than 10% of the total revenue of the Group for the six months ended June 30, 2021 and 2022.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, loans receivable and security deposit with real estate developers included under prepayments and other current assets.

As of December 31, 2021 and June 30, 2022, substantially all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by reputable financial institutions, located in the PRC and Hong Kong, which management believes are of high credit quality and financially sound based on public available information.

Accounts receivable are typically unsecured and are primarily derived from revenue earned from real estate developers. Security deposits with real estate developers are also unsecured and are the advance payment to real estate developers to obtain the exclusive selling right under Exclusive Sales Contracts without Sales Commitment Arrangements (see note 1). The risk with respect to accounts receivable and security deposit with real estate developers are managed by credit evaluations the Group performs on its customers and its ongoing monitoring of outstanding balances.

The Group is exposed to default risk on its loans receivable. The Group assesses the allowance for credit loss related to loans receivable on a quarterly basis, either on an individual or collective basis. As of December 31, 2021 and June 30, 2022, no individual loans receivable balance accounted for over 10% of the total loans receivable.

Cash concentration

Cash and cash equivalents and restricted cash mentioned below maintained at banks consist of the following:

	As of December 31,	As of June 30
	2021	2022
	RMB	RMB
RMB denominated bank deposits with:
Financial Institutions in the PRC	264,964	189,401
HKD denominated bank deposits with:
Financial Institutions in the Hong Kong	249	281
U.S. dollar denominated bank deposits with:
Financial Institutions in the Hong Kong	181,263	74,238
Financial Institutions in the PRC	69,762	10,020

The bank deposits with financial institutions in the PRC are insured by the government authority for up to RMB500. The bank deposits with financial institutions in Hong Kong are insured by the government authority for up to HK$500. The Company has not experienced any losses in uninsured bank deposits and does not believe that it is exposed to any significant risks on cash held in bank accounts. To limit exposure to credit risk, the Company primarily places bank deposits with large financial institutions in the PRC and Hong Kong.

Currency risk

The Group’s operational transactions and its assets and liabilities are primarily denominated in RMB, which is not freely convertible into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments that affect the supply and demand of RMB in the foreign exchange market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances from China in currencies other than RMB by the Group must be processed through the PBOC or other China foreign exchange regulatory bodies and require certain supporting documentation in order to execute the remittance.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Interest rate risk

The Group’s short-term bank borrowings bear interests at fixed rates. If the Group were to renew these loans upon maturity and the related banks only agree to offer variable rate for such renewal, the Group might then be subject to interest rate risk.

4.    Fair value measurement

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

December 31, 2021

	Level 1	Level 2	Level 3	Balance at
	Inputs	Inputs	Inputs	Fair Value
	RMB	RMB	RMB	RMB
Assets
Short-term investments
-Wealth management products	—	6,150	—	6,150
Total Assets	—	6,150	—	6,150

June 30, 2022

	Level 1	Level 2	Level 3	Balance at
	Inputs	Inputs	Inputs	Fair Value
	RMB	RMB	RMB	RMB
Assets
Short-term investments
-Wealth management products	—	4,150	—	4,150
Total Assets	—	4,150	—	4,150

The Group values its investments in wealth management products issued by certain banks using quoted subscription or redemption prices published by these banks, and accordingly, the Group classifies the valuation techniques that use these inputs as level 2.

The Group’s short-term investments as of December 31, 2021 and June 30, 2022 were acquired close to the year-end dates with maturity from seven days to three months.

There have no transfers between level 1, level 2 and level 3 categories.

5.    Accounts receivable, net

Accounts receivable consist of the following:

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB
Accounts receivable from real estate developers	1,579,913	1,273,334
Accounts receivable from individual customers	14,995	5,374
	1,594,908	1,278,708
Less: allowance for doubtful accounts	(710,168)	(600,806)
Accounts receivable, net	884,740	677,902

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

As of December 31, 2021 and June 30, 2022, the Group pledged accounts receivable from real estate developers of RMB84,333 and nil as security for bank loans of RMB50,000 and nil respectively (see note 12).

The following table presents the movement of allowance for doubtful accounts for the year ended December 31, 2021 and six months ended June 30, 2022.

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB
Balance at the beginning of the period	210,146	710,168
Provision for the period	500,336	(91,422)
Write-off	(314)	(17,940)
Balance at the end of the period	710,168	600,806

The provision of allowance for doubtful accounts was included in general and administrative expenses.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

6.    Prepayments and other assets, net

		As of December 31,	As of June 30,
		2021	2022
		RMB	RMB
Loans receivable, net	(1)	38,631	32,546
Security deposits with real estate developers, net	(2)	110,910	74,705
Rental and other deposits, net	(3)	12,635	7,359
Other receivables		57,995	64,070
Prepayments and other assets, net		220,171	178,680
Current Portion		220,171	178,680
Total prepayments and other assets, net		220,171	178,680

(1)    Loans receivable, net

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB
Secured loans	12,746	12,746
Unsecured loans	57,579	26,433
	70,325	39,179
Less: allowance for doubtful loans	(31,694)	(6,633)
Loans receivable, net	38,631	32,546
Current Portion	38,631	32,546
Total loans	38,631	32,546

As of December 31, 2021 and June 30, 2022, loans receivable are primarily personal loans made to home purchasers, home owners, Registered Agents and the Group’s employees. These loans have an original term from 30 days to 5 years and carry interest rates between 3.6%~24% per annum.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

On December 25, 2017, the Group entered into a one-year arrangement with an independent third party trust, under which the Group would refer home owners on their platform to obtain personal loans from the trust. The Group is entitled to a loan facilitation fee ranging from 0.8% to 4% of the amounts of completed loan transactions. The personal loans are secured by the homeowners’ properties. The Group provided guarantee on the principal and interest repayment of the loans to the trust and committed to purchase all the unpaid loans principal and accrued interests due from the homeowners upon the end of the arrangement on December 25, 2018. On December 25, 2018, the Group purchased from the trust, pursuant to the arrangement, unpaid secured loans at a consideration of RMB21,424, determined based on the outstanding principal and interest payable by the homeowners. These loans have been recorded in secured loans receivable of RMB12,746 on the unaudited interim condensed consolidated balance sheet as of December 31, 2021 and June 30, 2022, with an allowance for doubtful loans of RMB6,023.

In June 2021, the Group lent aggregately RMB45,000 to certain real estate agent companies in Shenzhen, Suzhou and Shanghai at annual interest rate of 6.48% with repayment terms of 12 months. As of December 31, 2021, and June 30,2022, the Group determined the remaining balance of the loans of RMB25,000 was not recoverable and full provision of allowance for doubtful accounts was made.

The following table sets forth the movement in the allowance for doubtful loans for the years ended December 31, 2021 and June 30, 2022:

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB
Balance at the beginning of the year	4,997	31,694
Provision (Reversal) for the year/period	26,697	(25,061)
Balance at the end of the year/period	31,694	6,633

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs periodic evaluation of the adequacy of the allowance. The allowance is based on the Group’s loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, composition of the loan portfolio, current economic conditions and other relevant factors. The allowance is calculated at portfolio-level since the loans portfolio is typically of smaller balance homogenous loans and is collectively evaluated for impairment. In estimating the allowance of the loan portfolio, the Group also considers qualitative factors such as current economic conditions and/or events in specific industries and geographical areas, including unemployment levels, trends in real estate values, peer comparisons, and other pertinent factors such as regulatory guidance.

The following table sets forth the aging of loans receivable as of December 31, 2021 and June 30, 2022.

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB
1-29 days past Due	200	—
30-89 days past Due	106	2,670
90-179 days past Due	3,690	1,070
Over 180 days past Due	20,407	21,635
Total past Due	24,403	25,375
Current	45,922	13,804
Total loans	70,325	39,179

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(2)	Security deposits with real estate developers, net

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB
Security deposits with real estate developers under Exclusive Sales Contract
- Without Sales Commitment Arrangement	129,300	105,893
- With Sales Commitment Arrangement	42,585	40,085
	171,885	145,978
Less: Allowance for doubtful accounts	(60,975)	(71,273)
Security deposits with real estate developers, net	110,910	74,705

The Group is required to advance certain deposits to obtain the exclusive selling right for a limited period of time under Exclusive Sales Contracts (see note 1). The balance of deposits under Exclusive Sales Contract with Sales Commitment Arrangement is related to a parking space sales project which was entered during the year ended December 31, 2021 and the six months ended June 30,2022.

An allowance for doubtful accounts of RMB60,975 and RMB71,273 was made against the deposits under Exclusive Sales Contract without Sales Commitment Arrangement which were considered not recoverable during the year ended December 31, 2021 and the six months ended June 30, 2022, respectively.

(3)	Rental and other deposits, net

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB
Rental and other deposits	25,030	11,393
Less: Allowance for doubtful accounts	(12,395)	(4,034)
Rental and other deposits, net	12,635	7,359

An allowance of doubtful accounts of RMB12,395 and RMB4,034 was mainly recognized against rental and other deposits which were considered not recoverable as of December 31,2021 and June 30, 2022.

7.    Property, equipment and software, net

	As of December	As of
	31,	June 30,
	2021	2022
	RMB	RMB
Buildings	2,594	2,594
Leasehold improvements	63,780	57,162
Furniture and office equipment	15,644	12,515
Motor vehicles	3,670	3,670
Software	4,767	4,699
Total Property, equipment and software	90,455	80,640
Less: Accumulated depreciation and amortization	(70,002)	(68,154)
Impairment loss	(5,891)	(7,642)
Total Property, equipment and software, net	14,562	4,844

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Depreciation and amortization expenses were RMB4,185 and RMB2,081 for the six months ended June 30, 2021 and 2022, respectively.

Impairment loss represents the carrying amounts of property, equipment and software relating to the business of Shanghai Yuancui Information Technology Co., Ltd. ("Yuancui") which was ceased during the year ended December 31, 2021 (see note 21).

8.    Intangible assets, net

	As of December
	31,	As of June 30,
	2021	2022
	RMB	RMB
Non-competed agreements	6,740	6,740
Trademarks	1,070	1,070
Total intangible assets	7,810	7,810
Less: Accumulated amortization	(2,158)	(2,158)
Impairment loss	(5,652)	(5,652)
Total intangible assets, net	—	—

During the period ended December 31, 2020, the Company acquired intangible assets amounting to RMB 7,810 in connection with the acquisition of Yuancui, which were measured at fair value upon acquisition. The amortization expenses were RMB1,177 and nil, for the six months ended June 30, 2021 and 2022, respectively. Yuancui business was ceased during the period ended December 31, 2021 (see note 21), and the intangible assets were fully impaired accordingly.

9.    Goodwill, net

Amount
RMB
Balance as of January 1, 2021	31,188
Impairment loss	(31,188)
Balance as of December 31, 2021	—
Additions	454
Balance as of June 30, 2022	454

In October 2020, the Group acquired a 51% equity interest in Yuancui with total consideration of RMB30,000. The excess of total consideration over net assets and identifiable intangible assets acquired was recorded as goodwill which amounted to RMB31,188 at the acquisition date (See note 21). The Group estimated the fair value of acquired assets and liabilities with the assistance of an independent valuation firm. Yuancui business was ceased during the year ended December 31, 2021 (see note 21) and the related goodwill was fully impaired.

In March 2022, the Group acquired a 78% equity interest in Beijing Tuqiang Yunxia Technology Limited ("Tuqiang"). The excess of total consideration over net assets was recorded as goodwill which amounted to RMB454 at the acquisition date (See note 21).

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

10.    Equity method investment, net

Balance as of January 1, 2021	468,598
Additions	84,566
Share of results	(47)
Return of capital	(50,088)
Impairment losses	(187,329)
Disposal	(58,578)
Balance as of December 31, 2021	257,122
Additions	32,354
Share of results	(115)
Return of capital	(19,311)
Impairment losses	(62,623)
Balance as of June 30, 2022	207,427

During the year ended December 31, 2021 and the six months ended June 30, 2022, the Group made certain equity method investments. The Group does not have controlling financial interests over these investees, but it has ability to exercise significant influence over their financial and operating polices.

In connection with the Sales Commitment Arrangements as described in note 1, the Group invested into certain limited partnerships as a limited partner. The Group has determined that given the design of these limited partnerships, they are considered to be unconsolidated VIEs and the Group is not considered to be the primary beneficiary, as further described below.

During the years ended December 31, 2021 and the six months ended June 30, 2022, the limited partnerships were either involved in or invested by the Group for the purpose of the Sales Commitment Arrangements as a fund provider, details of which are disclosed in note 1. Under these arrangements, an initial deposit is required to be paid to the real estate developers prior to the commencement of the exclusive sales period. The limited partnerships are designed such that the investors (including the Group) would make their respective initial equity capital payments based on the initial deposit requirements. The investors are committed to provide additional capital funding in several tranches based on a funding schedule prepared considering of the forecast sale plan and actual progress of properties sales throughout the exclusive sale period.

The Group has determined that the total equity investment at risk of these limited partnerships is limited to the capital injected in these limited partnerships and does not include the commitments of the partners to contribute additional equity as the funding commitments are not reported as equity in the balance sheet of the limited partnerships. Capital investments of the partners are the only source of funding of these limited partnerships. In addition, the amount of paid-up capital at inception is limited to the funding requirements for the initial stage of the project. The Group has determined that the limited partnerships are VIEs as their total equity investments at risk are not considered to be sufficient to permit the limited partnerships to finance their activities without additional subordinated financial support.

To determine whether the Group is the primary beneficiary of these limited partnerships, the Group has evaluated whether it has both (i) the power to direct the activities of the limited partnerships that most significantly impact their economic performance; and (ii) the obligation to absorb losses of, or the right to receive benefits from, the limited partnerships that could potentially be significant to these entities.

The Group determined that the activities that most significantly impact the economic performance of the limited partnerships include: (i) selecting real estate projects, (ii) negotiating the terms of sale commitment arrangement, (iii) monitoring the progress of property sales and (iv) for the limited partnerships under Non-Group Commitment Arrangements as described in note 1, managing the disposal of unsold properties, if any, at the end of the sales period that the limited partnerships are required to purchase from the property developer.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Based on these activities that the Group considered to be most significant, the Group evaluated who has the power to direct them beginning with an assessment of the parties involved in the ownership and governance structure of these limited partnerships. In this regard, each of the limited partnerships is sponsored by an investor that is unrelated to the Group. The investments of the sponsoring investor in the limited partnerships are generally in the form of both limited partnership interest and general partnership interest, with these partnership interests being held by two or more of the sponsoring investor’s-controlled subsidiaries. Under the limited partnership agreement, the general partner can make key management decisions for the limited partnership. In addition, the Group does not have any kick-out right or the unilateral ability to exercise any substantive participating rights. Accordingly, the Group has determined that the power to direct the activities that most significantly impact the economic performance rests with the general partner and the other limited partners that are all under the common control of the sponsoring investor.

The Group’s obligation to absorb losses of, or the right to receive benefits from, the limited partnerships are limited to its committed capital investments or its rights to receive sharing of profit from the limited partnerships based on its proportionate share of the capital contributions.

Based on the analysis above, as the Group does not have the power to direct the activities of limited partnerships that most significantly impact their economic performance, the Group has concluded it is not the primary beneficiary of the limited partnerships established in connection with the Sales Commitment Arrangements. The Group determined that it has significant influence over these limited partnerships and therefore has accounted for its investments under the equity method.

The Group considers, as a limited partner, that its maximum exposures to the losses from the limited partnerships are the maximum loss that could potentially be recorded through earnings in future periods as a result of its investments and other variable interests in the limited partnerships, regardless of the probability of the losses actually occurring. The Group’s maximum exposures to the losses from the limited partnerships as of December 31, 2021 and June 30, 2022 are set out below, which represent the aggregated amounts of the carrying amounts of the investments in limited partnerships and the maximum amount of additional capital commitments as stipulated in the respective partnership deeds. The Group does not have any other obligation or commitment to provide any guarantee, loan or other financial support to the limited partnerships.

Maximum
		amount of	Maximum
	Aggregated	additional	exposures to the
	carrying amount	capital	losses of the
	(before impairment loss)	commitment	limited
	of the limited partnerships	(Note 22(b))	partnerships
	RMB	RMB	RMB
Balance as of December 31, 2021	444,451	301,444	745,895
Balance as of June 30, 2022	455,293	300,019	755,312

Impairment loss

In considering current property market conditions and the operating performance of the limited partnerships, the Company recognized other-than-temporary impairment loss of RMB187,329 to the investment in Ningbo Meishan Yunde Investment Limited Partnership (“Yunde”), Ningbo Meishan Detong Investment Limited Partnership (“Detong”), Ningbo Meishan Derong Investment Limited Partnership (“Derong”) and Ningbo Meishan Jiushi Investment Limited Partnership (“Jiushi”) during the year ended December 31, 2021 and of RMB62,623 to the investment in Ningbo Meishan Muju Investment Limited Partnership ("Muju") and Ningbo Meishan Yunde Investment Limited Partnership ("Yunde") during the six months ended June 30, 2022.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Disposal

During the year ended December 31, 2021, the other investors of Ningbo Meishan Deyu Investment Limited Partnership (“Deyu”) and Ningbo Meishan Jiuyi Investment Limited Partnership (“Jiuyi”) withdrew all their capital invested after completing the properties sales projects. The Group became the sole investor of Deyu and Jiuyi, which have been accounted for as consolidated subsidiaries of the Group (see note 21).

The following limited partnerships were either involved in or invested by the Group for the purpose of the Sales Commitment Arrangements as a fund provider, details of which are disclosed in note 1. The Group’s effective interests to the limited partnerships as of December 31, 2021 and June 30, 2022 are as below:

	As of
	December 31,	As of June 30,
	2021	2022
Name of the limited partnerships
Shanghai Gefei Chengyun Investment Center Limited Partnership (“Gefei Chengyun”)	20%	20%
Ningbo Meishan Jiushen Investment Limited Partnership (“Jiushen”)	12%	12%
Tibet Shiguan Business Management Limited Partnership (“Shiguan”)	27.6%	27.6%
Ningbo Meishan Jiuchuan Investment Limited Partnership (“Jiuchuan”)	10%	10%
Ningbo Meishan Decheng Investment Limited Partnership (“Decheng”)	2%	2%
Yiwu Longshu Tianye Investment Management Limited Partnership (“Longshutianye”)	26%	26%
Yiwu Longshu Qianli Investment Management Limited Partnership (“Longshuqianli”)	16%	16%
Jiuyi	— *	— *
Ningbo Meishan Jiuzhen Investment Limited Partnership (“Jiuzhen”)	20%	20%
Yunde	20%	20%
Ningbo Meishan Deyan Investment Limited Partnership (“Deyan”)	20%	20%
Detong	40%	40%
Derong	37%	37%
Jiushi	40%	40%
Ningbo Meishan Qixing Management Limited Partnership (“Qixing”)	15.7%	15.7%
Shanghai Ruokun Management Limited Partnership (“Ruokun”)	20%	20%
Deyu	— *	— *
Hangzhou Honggeng Investment Limited Partnership (“Honggeng”)	20%	20%
Shenzhen Jiaxinda No.3 Investment Limited Partnership(“Jiaxinda”)	10%	10%
Shanghai Fangjin Management Limited Partnership (“Fangjin”）	49%	49%
Ningbo Meishan Muju Investment Limited Partnership (“Muju”)	30%	30%

* From the year ended December 31, 2021, the Group became the sole investor of Deyu and Jiuyi. Therefore, Deyu and Jiuyi become consolidated subsidiaries of the Group (see note 21).

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

During the year ended December 31, 2021 and six months ended June 30, 2022, the Group made additional investments into these limited partnerships and received return of capital from these limited partnerships, details of which are summarized below:

	For the Year Ended
	December 31,		For the Six Months Ended June 30,
	2021		2022
Name of the	Capital	Return of	Capital	Return of
limited partnerships	Investments	capital	Investments	capital
	RMB	RMB	RMB	RMB
Jiushen	22,000	(3,455)	6,350	(18,500)
Jiuchuan	—	(2,800)	—	—
Longshutianye	—	(1,666)	—	—
Jiuzhen	—	(1,826)	—	(414)
Yunde	4,690	(6,862)	—	—
Deyan	—	(1,300)	—	—
Detong	—	(48)	—	—
Derong	20,000	—	—	—
Jiushi	500	(31,371)	—	—
Jiaxinda	—	(458)	—	—
Fangjin	490	—	—	—
Muju	36,886	(302)	23,814	(397)
Total	84,566	(50,088)	30,164	(19,311)

Summary of combined unaudited financial information for these equity method investees as of and for the year ended December 31, 2021 and the six months ended June 30, 2022 are presented below:

	As of
	December 31,	As of June 30,
	2021	2022
	RMB	RMB
Balance sheet data:
Current assets	746,693	836,001
Non-current assets	173,579	172,599
Total assets	920,272	1,008,600
Current liabilities	207,316	202,153
Total liabilities	207,316	202,153
Equity	712,956	806,447
Total liabilities and shareholders’ equity	920,272	1,008,600

	For the six months ended June 30,
	2021	2022
	RMB	RMB
Operating data:
Revenue	2,429	842
Operating loss	(2,079)	(3,033)
Net loss	(1,821)	(2,742)

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

11.    Long-term equity investment, net

In accordance with the Capital Injection and Share Transfer Agreement entered between the Group, Chengdu Haofangtong Technology Corporation Limited (“Haofangtong”) and the existing shareholders of Haofangtong dated July 7, 2018, the Group agreed to acquire 26% equity interests of Haofangtong by (1) subscribing 4,029,543 newly issued shares (the “New Share Issuing”), which represents 7% equity interests of Haofangtong, with a consideration of RMB56,000 (2) an option to purchase 10,937,339 shares, representing 19% equity interests of Haofangtong after New Share Issuing, from the existing shareholders for RMB32,000 if Haofangtong and the existing shareholders of Haofangtong fulfill certain conditions under the agreement. Haofangtong’s principle activities are the development and sales of Enterprise Resource Planning (“ERP”) system for real estate agents.

On September 5, 2018, the Group completed the transaction of subscripting 4,029,543 newly issued shares of Haofangtong. Management has determined that the consideration paid of RMB56,000 represents the cost of (i) 7% equity interests of Haofangtong and (ii) a purchase option in respect of an additional 19% equity interests of Haofangtong from the existing shareholders for RMB32,000. The total consideration paid is allocated to the 7% equity interest and the purchase option, based on the valuation report prepared by an independent valuation firm.

The Group has determined that it does not have significant influence in Haofangtong and that there is no readily determinable fair value of Haofangtong’s shares. The investments in the 7% equity interests and the purchase option on additional equity interests are measured at their respective allocated costs, less impairment, with subsequent adjustments for observable price changes.

In December 2019, the Group determined that the decline in the fair value of the equity investments in Haofangtong, including the purchase option of additional equity interests, was other than temporary and an impairment loss of RMB16,000 was recorded in the Consolidated Statements of Comprehensive Loss for the year ended December 31, 2019. The fair value is based on the valuation report prepared by an independent valuation firm.

No impairment or adjustment for observable price changes on such investments was recognized for the year ended December 31, 2020.

In December 2021, the Group determined a further decline in the value of the equity investments in Haofangtong was other than temporary and an impairment loss of RMB26,000 was recorded in the Consolidated Statements of Comprehensive Loss for the year ended December 31, 2021, with the estimated fair value determined by management based on the valuation report prepared by an independent valuation firm.

No impairment or adjustment for observable price changes on such investments was recognized for the six months ended June 30, 2022.

12.    Short-term bank borrowings

	As of
	December 31,	As of June 30,
	2021	2022
	RMB	RMB
Secured bank loans	134,600	84,600
Unsecured bank loans	180	180
Short-term borrowing	134,780	84,780

The weighted average interest rates of bank loans as of December 31, 2021 and June 30, 2022 are 5.9% and 6.98%, respectively. The details of security and guarantee of bank loans as of December 31, 2021 and June 30, 2022 are as below.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

In June 2019, the Group borrowed a one-year loan of RMB50,000 from Bank of Shanghai in Shenzhen, at annual interest rate of 4.35%. Placement of cash deposits of US$7,750 (equivalent to RMB54,065) with the bank was provided by the Group as collateral of the borrowings. This loan was renewed in June 2020, at annual interest rate of 3.85% with the same amount of pledged deposits of US$7,750 (equivalent to RMB50,568) as collateral of the borrowings. The loan of RMB50,000 from Bank of Shanghai was fully repaid in June 2021.

In March 2020, the Group borrowed a one-year loan of RMB30,000 from Agriculture Bank of China in Shenzhen, at annual interest rate of 4.35%. Placement of cash deposits of US$5,000 (equivalent to RMB32,624) with the bank was provided by the Group as collateral of the borrowings. The loan of RMB30,000 from Agriculture Bank of China was fully repaid in March 2021.

In April 2020, the Group borrowed a one-year loan of RMB30,000 from Bank of Shanghai, at annual interest rate of 6.05%. The Group pledged the accounts receivable due from real estate developers with a balance of RMB54,926 as of December 31, 2020 for a line of credit of RMB100,000 for the period from March 2020 to March 2021. The loan of RMB30,000 from Bank of Shanghai was fully repaid in March 2021.

On May 19, 2020, the Group borrowed RMB3,944 from Shenzhen Zhongxiaodan Commercial Insurance Co., Ltd. with an annual interest rate of 12%. It was fully repaid in February 2021.

In July 2020, the Group borrowed one-year loans of RMB100,000 from Zhejiang Chouzhou Commercial Bank at annual interest rate ranging from 7.50% to 8.11%. The loans were secured by real estate owned by one of equity method investment of the Company, Jiushi. (see note 23) and real estate owned by Suzhou Chaxiaobai Culture & Media Co., Ltd.(“ Suzhou Chaxiaobai”). The spouse of a shareholder of the Company is the controlling shareholder of Suzhou Chaxiaobai (see note 23). The loans of RMB100,000 from Zhejiang Chouzhou Commercial Bank borrowed in 2020 were fully repaid during year ended December 31, 2021.

In July 2021, the Group borrowed a one-year loan of RMB100,000 from Zhejiang Chouzhou Commercial Bank at annual interest rate of 7.50%. The loan was secured by real estate owned by one of equity method investment of the Company, Jiushi (see note 23) and real estate owned by Suzhou Chaxiaobai. The spouse of a shareholder of the Company is the controlling shareholder of Suzhou Chaxiaobai (see note 23). In December 2021, the Group repaid RMB15,400 among the loan from Zhejiang Chouzhou Commercial Bank borrowed in 2021.

From July to December 2020, the Group borrowed 6-month loans of RMB20,000 from Bank of Hangzhou, at annual interest rate ranging from 5.6% to 5.8%. The Group pledged the accounts receivable due from real estate developers with a balance of RMB52,968 as of December 31, 2020. The loans of RMB20,000 from Bank of Hangzhou borrowed in 2020 were fully repaid in January 2021 and June 2021. In January 2021, the Group borrowed 6-month loans of RMB4,000 from Bank of Hangzhou, at annual interest rate of 5.6%. The loans of RMB4,000 from Bank of Hangzhou borrowed in 2021 were fully repaid during the year ended December 31, 2021.

In August 2020, the Group borrowed a one-year loan of RMB30,000 from China Guangfa Bank, at annual interest rate of 4.20%. The Group pledged the accounts receivable due from real estate developers with the balance of RMB22,571 as of December 31, 2020. The loan of RMB30,000 from China Guangfa Bank was fully repaid in August 2021.

From August to September 2020, the Group borrowed one-year loans of total RMB20,000 from Bank of Ningbo, at annual interest rate of 6.50%. Those loans were fully repaid in July 2021.

From August to December 2020, the Group borrowed a 6-month loan of RMB50,000 and a one-year loan of RMB30,000 from Bank of China, at annual interest rate of 5.66% and 4.35%. The Group pledged the accounts receivable due from real estate developers with the balance of RMB141,528 as of December 31, 2020. The loan of RMB50,000 and the loan of RMB30,000 from Bank of China were fully repaid in February 2021 and December 2021, respectively.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

In March 2021, the Group borrowed a one-year loan of RMB50,000 from Bank of China, at annual interest rate of 4.35%. The Group pledged the accounts receivable due from real estate developers with the balance of RMB84,333 as of December 31, 2021.

In September 2020, Shenzhen Fangdd Network Technology Ltd. borrowed a one-year loan of RMB20,000 from China Construction Bank, at an annual interest rate of 6.15%. It was fully repaid during the year ended December 31, 2021. The loan was fully repaid in March 2022.

From September to November 2020, the Group borrowed one-year loans of RMB19,500 from China Everbright Bank, at annual interest rate of 5.85%. The Group pledged the accounts receivable due from real estate developers with the balance of RMB84,396 as of December 31, 2020. The loans of RMB19,500 from China Everbright Bank were fully repaid during the year ended December 31, 2021.

In November 2020, the Group borrowed a one-year loan of RMB40,000 from Shanghai Pudong Development Bank, at annual interest rate of 5.75%. The Group pledged the accounts receivable due from real estate developers with the balance of RMB54,013 as of December 31, 2020. The loan of RMB40,000 from Shanghai Pudong Development Bank was fully repaid in December 2021.

In June 2021, the Group borrowed a one-year loan of RMB180 from Bank of Nanjing, at annual interest rate of 5.00%. The loan of RMB180 from Bank of Nanjing was fully repaid in the July 2022.

The loan agreements with Bank of Shanghai, Bank of China, Agriculture Bank of China, Zhejiang Chouzhou Commercial Bank, Bank of Hangzhou, China Guangfa Bank, Bank of Ningbo, China Construction Bank, China Everbright Bank, Bank of Nanjing and Shanghai Pudong Development Bank contain certain financial and non-financial covenants. As of December 31, 2020 and 2021, the Group was in compliance with the relevant covenants.

13.    Customers’ refundable fees

	As of
	December 31,	As of June 30,
	2021	2022
	RMB	RMB
Balance at the beginning of the year/period	36,074	30,997
Cash received from customers	43,527	28,325
Cash refunded to customers	(35,374)	(27,748)
Revenue recognized	(13,230)	8,856
Balance at the end of the year/period	30,997	40,430

Customers’ refundable fees represent the commission income received in advance (see note 2(v)).

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

14.    Accrued expenses and other payables

		As of
		December	As of June
		31,	30,
		2021	2022
		RMB	RMB
Accrual for salary and bonus		18,184	7,789
Other taxes and surcharge payable		31,000	24,041
Amounts due to franchisees	(1)	2,252	218
Professional service fee		4,158	2,034
Amounts due to third parties under collaborative agreements	(2)	48,133	49,945
Accrued expenses		24,670	10,281
Receipt in advance		37,037	12,998
Others		72,764	62,788
Accrued expenses and other payables		238,198	170,094

(1)	The Group entered into franchise agreements with certain real estate agency companies which are granted with the right to use the Group’s brands, access of listings in the Group’s platform and other resources. These amounts as of December 31, 2021 and June 30, 2022 represent the commission received on behalf of the real estate agency companies and guarantee deposits.
(2)	The amount represents funds provided by third parties under Collaborative Agreements (see note 1) for the parking space sales projects.

15.    Taxation

a)    Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiary is subject to Hong Kong profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong. A two-tiered Profits Tax rates regime was introduced since year 2018 where the first HK$2,000 of assessable profits earned by a company will be taxed at half the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. Payments of dividends by the subsidiary to the Company is not subject to withholding tax in Hong Kong.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

PRC

Under the Enterprise Income Tax Law (“EIT Law”) in the PRC, domestic companies are subject to EIT at a uniform rate of 25%.  The Company’s PRC subsidiaries, VIE and VIE’s subsidiaries are subject to the statutory income tax rate at 25% unless otherwise specified. On October 31, 2017, Shenzhen Fangdd obtained a certificate from the Guangdong provincial government for a High and New Technology Enterprise (“HNTE”) qualification and the certificate was renewed on December 11, 2020. This renewed certificate entitled Shenzhen Fangdd to enjoy a preferential income tax rate of 15% for a period of three years from 2020 to 2022 if all the criteria for HNTE status could be satisfied in the relevant year.

Under the EIT Law and its implementation rules, an enterprise established outside China with a “place of effective management” within China is considered a China resident enterprise for Chinese enterprise income tax purposes. A China resident enterprise is generally subject to certain Chinese tax reporting obligations and a uniform 25% enterprise income tax rate on its worldwide income. The implementation rules to the New EIT Law provide that non-resident legal entities are considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside the PRC should be treated as residents for 2008 EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC are deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%. Dividends paid to non-PRC-resident corporate investor from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The EIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. As at December 31, 2020 and 2021, there was no retained earnings from consolidated level of all the foreign subsidiaries. And thus, the Company has not provided for deferred tax liabilities on undistributed earnings.

Loss before provision for income taxes is attributable to the following geographic locations for the six months ended June 30, 2021 and 2022:

	For the Six Months Ended June 30,
	2021	2022
	RMB	RMB
Cayman	2,341	(140,369)
Hong Kong SAR	(6,177)	(1,911)
BVI	—	—
PRC, excluding Hong Kong SAR	(239,380)	(44,346)
	(243,216)	(186,626)

The Group had minimal current income tax expense for the six months ended June 30, 2021 and 2022, as most of the companies in the Group either made a loss or had tax loss carried forwards to net against taxable income in the respective years.

Income tax expense consists of the following:

	For the Six Months Ended June 30,
	2021	2022
	RMB	RMB
Current income tax expense	1,289	5,474
Deferred income tax expense	(638)	—
	651	5,474

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The actual income tax expense reported in the Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for each of six months ended June 30, 2021 and 2022 differs from the amount computed by applying the PRC statutory income tax rate of 25% to loss before income taxes due to the following:

	For the Six Months Ended June 30,
	2021	2022
	RMB	RMB
Loss before tax	(243,216)	(186,626)
Income tax computed at PRC statutory tax rate	(60,804)	(46,657)
Effect of preferential tax rate*	8,971	(1,815)
Tax rate differential not subject to PRC income tax	(61)	35,255
Non-deductible expense	11,648	12,200
Change in valuation allowance	40,789	4,484
Additional deduction for research and development expenses	789	(625)
Tax-exempted income	(109)	92
Late payment surcharge on uncertain tax position	696	1,149
Others	(1,268)	1,391
	651	5,474

* Shenzhen Fangdd enjoys a preferential income tax rate of 15% from 2014 to 2022 if all the criteria for HNTE status could be satisfied in the relevant years. Please refer to Note 15 – a) PRC section for details.

b)    Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to the deferred income tax assets and liabilities as of December 31, 2021 and June 30, 2022 are as follows:

	As of	As of
	December 31,	June 30,
	2021	2022
	RMB	RMB
Net operating loss carry forward	100,354	103,533
Allowance for doubtful accounts	149,713	145,428
Payroll and accrued expenses	3,847	2,943
Deductible advertisement expenses	4,824	6,685
Long-term equity investment impairment	34,399	49,793
Intangible assets*	31,545	29,771
Gross deferred tax assets	324,682	338,153
Less: Valuation allowance	(324,682)	(338,153)
Net deferred tax assets	—	—
Identifiable intangible assets	—	—
Net deferred tax assets	—	—

Reported in Consolidated Balance Sheets as:
Deferred tax assets	—	—
Deferred tax liabilities	—	—
Net Deferred tax assets	—	—

* In December 2020, Shenzhen Fangdd transferred certain internal developed software to another subsidiary of the Group at a consideration of RMB141.5 million which resulted a difference between the financial statement carrying amounts of the intangible asset and the respective tax base.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The movements of the valuation allowance are as follows:

	For the
	Year	For the Six
	Ended	Months
	December	Ended June
	31,	30,
	2021	2022
	RMB	RMB
Balance at the beginning of the year/period	(135,790)	(324,682)
Changes of valuation allowances	(188,892)	(13,471)
Balance at the end of the year/period	(324,682)	(338,153)

As of June 30,2022, the valuation allowance of RMB338,153 was related to the deferred income tax asset of subsidiaries of the Company. These entities were in a cumulative loss position, which is a significant negative indicator to overcome that sufficient income will be generated over the periods in which the deferred income tax assets are deductible or utilized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

The net operating losses carry forwards of the Company’s PRC subsidiaries amounted to RMB473,423 as of June 30, 2022, of which RMB47,353, RMB37,678, RMB22,467, RMB17,363 and RMB171,931, RMB36,549, RMB121,319 and RMB19,763 will expire if unused by December 31, 2022, 2023, 2024, 2025, 2026, 2027,2031 and 2032, respectively.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits for the year ended December 31, 2021 and the six months ended June 30, 2022 is as follows:

	For the
	Year	For the Six
	Ended	Months
	December	Ended June
	31,	30,
	2021	2022
	RMB	RMB
Beginning balance	(23,840)	(28,575)
Additions	(4,735)	(338)
Ending balance	(28,575)	(28,913)

RMB28,575 and RMB28,913 of unrecognized tax benefits as of December 31, 2021 and June 30, 2022 are related to uncertainty with regards to the deductibility of certain business expenses incurred as well as recognition of certain income for tax purpose. Those, if recognized, would affect the effective tax rate. The unrecognized tax benefits as of December 31, 2021 and June 30, 2022 were included in other non-current liabilities. The Company is currently unable to provide an estimate of a range of total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months. The accrued interest and penalties were recognized in the Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss as components of income tax expense.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years for tax underpayment due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitations is 10 years. There is no statute of limitations for tax evasions.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

16.   Redeemable Convertible Preferred Shares

All of the Redeemable Convertible Preferred Shares were converted to Class A ordinary shares immediately upon the completion of the Company’s initial public offering on November 1, 2019.

Redeemable Convertible Preferred Shares consist of the following:

	Series A-2	Series B	Series C
	Preferred	Preferred	Preferred
	Shares	Shares	Shares	Total
Balance as of January 1, 2019	102,743	446,889	2,193,512	2,743,144

Redemption value accretion	3,041	15,642	97,625	116,308
Foreign currency translation adjustment	2,747	11,870	59,017	73,634
Conversion of Redeemable Convertible Preferred Shares to Class A Ordinary Shares	(108,531)	(474,401)	(2,350,154)	(2,933,086)
Balance as of December 31, 2019, 2020, 2021 and June 30, 2022	—	—	—	—

Since the date of incorporation, the Company has completed four rounds of financing by issuing preferred shares, namely, Series A-1 and A-2 preferred shares issued in 2013 (the Series A-1 preferred shares and Series A-2 preferred shares are collectively referred as “Series A preferred shares”), Series B preferred shares issued in 2014, and Series C preferred shares issued in 2015. Series A-1 preferred shares are non-redeemable convertible preferred shares while the other series preferred shares are redeemable and convertible.

On October 25, 2013, the Company entered into a share purchase agreement with the Series A Investors and pursuant to which, the Company issued 259,257,900 shares of Series A preferred shares, of which 111,110,000 series A-1 preferred shares were issued at par value and 148,147,900 series A-2 preferred shares were issued at a price of US$0.07 per share with total consideration of US$9,830 (equivalent to approximately RMB58,980) (see note 17 for the detail of Series A-1 preferred shares). The issuance of the Series A preferred shares was completed in 2013.

On June 12, 2014, the Company entered into a share purchase agreement with the Series B Investors and pursuant to which, the Company issued 177,834,496 shares of Series B preferred shares at a price of US$0.25 per share with total consideration of US$45,000 (equivalent to approximately RMB276,764). The issuance of the Series B preferred shares was completed in 2014.

On June 30, 2015, the Company entered into a share purchase agreement with the Series C Investors and pursuant to which, the Company issued 286,959,017 shares of Series C preferred shares at a price of US$0.78 per share with total consideration of US$223,000 (equivalent to approximately RMB1,364,046). The issuance of the Series C preferred shares was completed in 2015. Pursuant to the agreement with Series C Investor, the Company repurchased on 29,596,670 ordinary shares with consideration of US$23,000 (equivalent to approximately RMB140,612), and 9,007,682 Series A-1 preferred shares with consideration of US$7,000 (equivalent to approximately RMB42,000).

On October 8, 2019, the Company granted an option to acquire 172,908,894 Class A ordinary shares at par value to its Series C preferred shareholder, Greyhound Investment Ltd., in exchange for, among other things, the shareholder’s consent to amend the qualified IPO definition in the Company’s shareholders’ agreement and articles of association to authorize the offering the Company then contemplated. The option granted to Greyhound Investment Ltd. is exercisable on the earlier of (i) 61 calendar days after the completion of the offering, and (ii) February 14, 2021. During the year ended December 31, 2019, the fair value of the option granted to Greyhound Investment Ltd. on October 8, 2019 of RMB642,174 was recorded as a deemed dividend. Greyhound Investment Ltd. exercised the option on January 7, 2020.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The Company had classified the Series A-2 Preferred Shares, Series B Preferred Shares and Series C Preferred Shares as mezzanine equity in the Consolidated Balance Sheets for periods prior to their conversion to Class A ordinary shares on November 1, 2019 as they were contingently redeemable at the option of the holders after a specified time period.

The Company has determined that conversion and redemption features embedded in the Redeemable Preferred Shares are not required to be bifurcated and accounted for as a derivative, as the economic characteristics and risks of the embedded conversion and redemption features are clearly and closely related to that of the Preferred Shares. The Preferred Shares are not readily convertible into cash as there is not a market mechanism in place for trading of the Company’s shares.

The Company has determined that there was no beneficial conversion feature attributable to any of the Preferred Shares because the initial effective conversion prices of these Preferred Shares were higher than the fair value of the Company’s ordinary shares at the relevant commitment dates.

In addition, the carrying values of the Preferred Shares are accreted from the share issuance dates to the redemption value on the earliest redemption dates. The accretions are recorded against retained earnings, or in the absence of retained earnings, additional charges are recorded by increasing the accumulated deficit.

The rights, preferences and privileges of the Preferred Shares are as follows:

Redemption Rights

At any time on or after June 12, 2019 if there is no Qualified Initial Public Offering (‘‘Qualified IPO’’), each of the holders of a majority of the then outstanding Series A-2 Preferred Shares and Series B Preferred Shares may request a redemption of the Preferred Shares of such series.

At any time after the earlier of (a) the fifth anniversary of the commitment date of the series C preferred shares purchase agreement (“Closing Date”) (if there is no Qualified IPO) or (b) any redemption initiated by the holders of Series A-2 Shares or Series B Shares pursuant to above, each of the holders of a majority of the then outstanding Series C Preferred Shares may request a redemption of the Preferred Shares of such series.

The price at which each Preferred Share shall be redeemed equal to 150% of its Original Issue Price, plus any dividend which have been declared (but which remain unpaid) in respect of the Preferred Shares, as adjusted for share split, share dividends, combination, recapitalizations and similar events with respect to each series.

The Company accretes changes in the redemption value over the period from the date of issuance to the earliest redemption date of the Preferred Shares using effective interest method. Changes in the redemption value are considered to be changes in accounting estimates.

Conversion Rights

Each Preferred Share is convertible, at the option of the holder, at any time after the date of issuance of such Preferred Shares according to a conversion ratio, subject to adjustments for dilution, including but not limited to stock splits, stock dividends and capitalization and certain other events. Each Preferred Share is convertible into a number of ordinary shares determined by dividing the applicable original issuance price by the conversion price. The conversion price of each Preferred Share is the same as its original issuance price and no adjustments to conversion price have occurred. At December 31, 2016, 2017 and 2018, each Preferred Share is convertible into one ordinary share.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Each Preferred Share shall automatically be converted into ordinary shares, at the then applicable preferred share conversion price upon (i) closing of a Qualified Initial Public Offering (‘‘Qualified IPO’’) or (ii) each Series B Preferred Share shall automatically be converted into Ordinary Shares upon the affirmative written consent of the holders of 75% or more of then outstanding Series B Preferred Shares.

Voting Rights

Each Preferred Share shall be entitled to that number of votes corresponding to the number of ordinary shares on an as-converted basis. Preferred Shares shall vote together with the holders of Ordinary Shares, and not as a separate class or series with respect to certain specified matters. Otherwise, the holders of Preferred Shares and ordinary shares shall vote together as a single class.

Dividend Rights

No dividends shall be declared or paid on the Ordinary Shares, Series A Preferred Shares and the Series B Shares unless and until a dividend in like amount is paid at the same time on each outstanding Series C Preferred Share calculated on an as-converted basis.

No dividends shall be declared or paid on the Ordinary Shares and Series A Preferred Shares unless and until a dividend in like amount is paid at the same time on each outstanding Series B Preferred Share (calculated on an as-converted basis).

Liquidation Preferences

In the event of any liquidation including deemed liquidation, dissolution or winding up of the Company, holders of the Preferred Shares shall be entitled to receive a per share amount equal to 150% of the original preferred share issue price of the respective series of Preferred Shares, as adjusted for share dividends, share splits, combinations, recapitalizations or similar events, plus all accrued and declared but unpaid dividends thereon, in the sequence of Series C Preferred Shares, Series B Preferred Shares, Series A-2 Preferred Shares and Series A-1 Preferred Shares. After such liquidation amounts have been paid in full, any remaining funds or assets of the Company legally available for distribution to shareholders shall be distributed on a pro rata, pari passu basis among the holders of the Preferred Shares, on an as-converted basis, together with the holders of the ordinary shares.

The modifications of the rights, preferences and privileges of the Preferred Shares are not considered substantial, and are thus accounted for as a modification rather than an extinguishment of the Preferred Shares. Where there is a transfer of value between ordinary shareholders and Preferred Shares holders as a result of such modifications, the transfer of value is accounted for as deemed dividends, recorded as additions/reductions in accumulated deficit and reductions/additions in the Preferred Shares carrying amounts.

17.   Ordinary shares and Series A-1 Convertible Preferred Shares

Ordinary shares

Upon incorporation in 2013, the Company’s authorized ordinary shares were 2,000,000,000 shares with a par value of US$0.0000001 each and issued 975,308,700 ordinary shares at par value. The number of authorized ordinary shares was increased from 2,000,000,000 to 2,275,948,587 as of December 31, 2018 after the issuance of Series A-1, A-2, B and C Preferred Shares.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Immediately prior to the completion of Company’s initial public offering on November 1, 2019, its authorized share capital was changed to US$500 divided into 5,000,000,000 shares of a par value of US$0.0000001 each, comprising of (i) 3,380,061,942 Class A ordinary shares, (ii) 619,938,058 Class B Ordinary Shares of a par value, and (iii) 1,000,000,000 shares of such class or classes (however designated) as the board of directors may determine in accordance with the amended and restated memorandum and articles of association. 619,938,058 ordinary shares beneficially owned by the Company’s founders, Yi Duan, Xi Zeng and Jiancheng Li were re-designated into Class B ordinary shares on a one-for-one basis and remaining 325,773,972 ordinary shares were re-designated into Class A ordinary shares on a one-for-one basis. All outstanding preferred shares were converted into 715,043,731 Class A ordinary shares.

Upon the completion of Company’s initial public offering and exercise of the overallotment options, the Company issued 150,000,000 and 12,504,475 Class A ordinary shares at price of US$0.52 per Class A ordinary share, respectively. The total net proceeds received were US$71,596 (equivalent to approximately RMB498,436).

In respect of matters requiring the votes of shareholders, the holders of Class B ordinary shares is entitled to ten votes per share, while the holders of Class A ordinary shares entitle to one vote per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Series A-1 Convertible Preferred Shares

Series A-1 Preferred Shares are not redeemable and are convertible to Ordinary Shares at a 1-to-1 initial conversion ratio at the option of the holder at any time after the date of issuance. The liquidation preference of Series A-1 Preferred Shares is preferable to Ordinary Shares but subordinated to redeemable convertible preferred shares as disclosed in Note 16.

On November 1, 2019, all Series A-1 Convertible Preferred Shares were converted to Class A ordinary shares upon the Company’s completion of IPO.

18.   Share-Based Compensation

On December 21, 2018, the Group adopted the 2018 Share Incentive Plan (“2018 Plan”).

Under the 2018 Plan, the Board of Directors has approved that a maximum aggregate number of shares that may be issued pursuant to all awards granted under the 2018 Plan shall be 260,454,163 shares.

All stock options granted under the 2018 Plan are not exercisable until the consummation of the Group’s IPO and certain of the option granted to employees are required to render service to the Group in accordance with a stipulated service schedule under which an employee earns an entitlement to vest in 30% of his option grants at the end of each of the first two years and 40% at the end of the third year of completed service.

Prior to the completion of the IPO, the stock options granted to the employees and directors shall be forfeited upon the termination of employment of the employees and directors.

Options granted under the 2018 Plan during the six months ended June 30, 2021, grantees are entitled to vest the option at the end of the first year of completed service.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The following table sets forth the stock options activities for the six months ended June 30, 2021 and 2022

			Weighted
		Weighted	average	Weighted
		average	remaining	average
	Number of	exercise	contractual	grant date
	shares	price	term	fair value
		US$		US$
Outstanding as of January 1, 2021	93,464,488	0.0000001	2.98	1.38
-Grant to Employees	917,000	0.0000001	4.61	0.34
-Exercised	(40,128,450)	0.0000001
-Forfeited	(4,000,000)	0.0000001
Outstanding as of June 30, 2021	50,253,038	0.0000001	2.52	1.36
Exercisable as of June 30, 2021	32,957,621	0.0000001	2.50	1.37

Outstanding as of January 1, 2022	130,156,288	0.0000001	4.02	0.44
-Grant to Employees	—	—
-Exercised	—	—
-Forfeited	(6,523,225)	0.0000001
Outstanding as of June 30, 2022	123,633,063	0.0000001	3.51	0.45
Exercisable as of June 30, 2022	38,489,988	0.0000001	1.58	1.33

Options granted to Grantees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

	2019	2021
Expected volatility	60%	48.56%
Risk-free interest rate (per annum)	2.8%	1.25%
Exercise multiple	2.2	2.2
Expected dividend yield	0%	0%
Contractual term (in years)	5	5

The expected volatility was estimated based on the historical volatility of the Company and comparable peer public companies with a time horizon close to the expected term of the Group’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Group’s options in effect at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as of the time the option is exercised, based on a consideration of empirical studies on the actual exercise behavior of employees. The expected dividend yield is zero as the Group has never declared or paid any cash dividends on its shares, and the Group does not anticipate any dividend payments in the foreseeable future. The expected term is the contract life of the option.

For the six months ended June 30, 2021 and 2022, the Company recognized RMB 22,956 and RMB9,207 share-based compensation expenses relating to the 2018 Plan.

On April 28, 2020, the Company and all Grantees entered into certain agreements pursuant to which Grantees agreed not to exercise any stock option, in whole or in part, for a 12-month period commencing from April 28, 2020. There were no other changes to the terms of the relevant stock option grants. The Company determined that the agreements between the Company and the Grantees constitutes a modification to the terms of the option grants with no incremental fair value for the underlying awards. Accordingly, there was no impact on the total compensation cost or the pattern for which the relevant compensation charges are recognized.

As of June 30, 2022, RMB7,029 of total unrecognized compensation expense related to non-vested share options is expected to be recognized over a weighted average period of approximately 0.39 years.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

19.    Revenue information

Revenue consists of the following:

	For the six months ended June 30,
	2021	2022
	RMB	RMB
Base commission from transactions	623,556	117,080
Innovation initiatives and other value-added services	68,904	27,754
	692,460	144,834

As the Group generates substantially all of its revenues from customers domiciled in the PRC, no geographical segments are presented. All of the Group’s long-lived assets are located in the PRC.

Innovation initiatives and other value-added services primarily consists of sales incentive income, franchise income, financial services income, loan facilitation services, parking space transaction services, income from software as a service (“SaaS”) platform participants and revenue from other value-added services rendered to the Registered Agents and market participants.

20.    Loss per share

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the six months ended June 30,
	2021	2022
	RMB	RMB
Numerator:
Net loss	(243,867)	(192,100)
Net (profit) loss attributable to noncontrolling interests	9,650	(4,745)
Numerator for basic and diluted net loss per share calculation	(234,217)	(196,845)
Denominator:
Weighted average number of ordinary shares	2,005,851,928	2,046,388,131
Denominator for basic and diluted net loss per share calculation	2,005,851,928	2,046,388,131
Net loss per ordinary share
—Basic and diluted	(0.12)	(0.10)

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	As of June 30,
	2021	2022
Share options to employees	50,253,038	123,633,063
Share options to Series C preferred shareholder	—	—
Total	50,253,038	123,633,063

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

21.    Business combination

Acquisition of Yuancui

Yuancui mainly engages in the provision of comprehensive operational solution for real estate agencies including application software to manage their businesses, brand authorization and operation training to real estate agencies. On October 30, 2020, the Company completed the subscription for newly issued ordinary shares of Yuancui for a cash consideration of RMB20,000 and acquired equity interest from the shareholders of Yuancui for a cash consideration of RMB10,000. Upon the completion of the transactions, the Company held 51% equity interest in Yuancui and it became a consolidated subsidiary of the Company.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amount
RMB
Net assets acquired (i)	16,408
Identifiable and amortizable intangible assets (note 8)
-Non-competed agreements	6,740
-Trademarks	1,070
Goodwill	31,188
Deferred tax liabilities	(1,953)
Noncontrolling interests (ii)	(23,453)

Total	30,000

i.	Net assets acquired primarily included cash consideration from RMB20,000 from subscription of new shares.
ii.	Fair value of the noncontrolling interests was estimated based on the equity value of Yuancui derived by the purchase consideration, adjusted for a discount for control premium.

Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Yuancui and the Company, the assembled workforce and its knowledge and experience in the managing real estate agencies in China in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes.

In June 2021, the Group injected further cash capital of RMB8,563 and the Group’s equity interest in Yuancui increased to 70.0%.

In considering property market conditions and the operating performance of Yuancui, the Group ceased all businesses of Yuancui during 2021 and the goodwill recognized from the acquisition was fully impaired.

Acquisition of Deyu and Jiuyi

The Company invested in Jiuyi and Deyu as a limited partner during 2018 and 2019, respectively, in connection with certain properties sales projects under the Sales Commitment Arrangements as described in note 1. During the year ended December 31, 2021, the other investors of Deyu and Jiuyi withdrew all their capital invested after completing the properties sales projects. The Group became the sole investor of Deyu and Jiuyi, which have been accounted for as consolidated subsidiaries of the Group.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

The acquisition of Deyu and Jiuyi that constitute business combinations are summarized as follows:

Amount
RMB
Net assets acquired (Note)	58,578

Note: Net assets acquired primarily included cash and deposits with real estate developers.

In relation to the revaluation of previously held interests, no material gain or loss was recognized by the Company recognized in the unaudited interim condensed consolidated income statements for the six months ended June 30, 2022, for the other acquisitions that constitute business combinations.

Acquisition of Tuqiang

Tuqiang mainly engages in the provision of internet information services for real estate developers and agencies. On March 31, 2022, the Company completed the acquirement 78% equity interest in Tuqiang. Upon the completion of the transactions, the Company held 78% equity interest in Tuqiang and it became a consolidated subsidiary of the Company.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

Amount
RMB
Net assets acquired(i)	(968)
Goodwill	454
Noncontrolling interests (ii)	114
Total	(400)

i.	Net assets acquired primarily included cash, accounts receivables from real estate developers and accrued expenses undertaken.
ii.	Fair value of the noncontrolling interests was estimated based on the equity value of Tuqiang derived by the purchase consideration.

Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Tuqiang and the Company, the assembled workforce and its knowledge and experience in the managing real estate agencies in China in the PRC. The Company did not expect the goodwill recognized to be deductible for income tax purposes

22.    Commitments and Contingencies

(a)    Operating lease Commitments

The Group leases its offices under non-cancelable operating lease agreements. Rental expenses under operating leases included in the Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss were RMB18,653 and RMB5,789 for six months ended June 30, 2021 and 2022, respectively.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

As of June 30, 2022, future minimum lease commitments under non-cancelable operating lease agreements, were as follows

Office and facilities
RMB
2022 (remaining)	3,885
2023	6,532
2024	5,341
2025	5,127
Thereafter	—
Total	20,885

As of December 31, 2021, future minimum lease commitments under non-cancelable operating lease agreements, were as follows

Office and facilities
RMB
2022	10,642
2023	9,145
2024	7,585
2025	5,057
2026	222
Thereafter	—
Total	32,651

(b)    Capital commitment

As a limited partner of those equity method investees disclosed in note 10, the Group is committed to make further capital injection into the limited partnership in accordance with the respective partnership deeds. Such capital investment commitment amounted to RMB301,444 and RMB300,019 as of December 31, 2021 and June 30, 2022, respectively.

23.    Related Party Balance and Transactions

	For the six months ended
	June 30,
	2021	2022
	RMB	RMB
Transactions with related parties
(1) Base commission income and Sales incentive income shared with related parties under Self-Commitment and Non-Group Collaborative Agreements (see note 1)
Jiufeng	72	23
Jiuzhen	129	4,022
Deyan	235	—
Jiushi	4	—
Chongkai	57	59
Muju	—	566
	497	4,670

Under the respective Non-Group Commitment Agreements, the equity method investees above are parties under tri-party agreements pursuant to which they directly advanced the deposits to the real estate developers for the six months ended June 30, 2021 and 2022.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

During the six months ended June 30, 2021 and 2022, these related parties entered an Exclusive Sales Contracts which is required to directly advance deposit to the real estate developers while neither the Group nor these related parties is required to purchase any unsold unit of properties at the end of the exclusive sales period.

During the year ended December 31, 2021 and six months ended June 30, 2022, the Company borrowed bank loans secured by real estate owned by one of equity method investment of the Company, Jiushi and real estate owned by Suzhou Chaxiaobai Culture & Media Co., Ltd.(“ Suzhou Chaxiaobai”). The spouse of a shareholder of the Company is the controlling shareholder of Suzhou Chaxiaobai (see note 12).

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB
Amounts due to related parties
(1) Payables for income shared under Non-Group Collaborative Agreements (see note 1)
Gefei Chengyun	10,759	10,759
Jiufeng	242	242
Jiuchuan	6,828	9,219
Longshutianye	10,140	10,140
Yunde	9,383	9,383
Detong	3,274	3,274
Qixing	964	964
Jiushi	65	65
Muju	—	566
	41,655	44,612

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB
(2) Payables for Base Commission Income shared with related parties under Exclusive Sales Contracts without Sales Commitment Arrangement
Derong	9,733	9,733
Jiushen	29	29
Jiufeng	464	464
	10,226	10,226

(3) Other payables
Jiushen	790	790
Jiuzhen	—	3,981
Shanghai Chongkai Enterprise Management (LLP) (“Chongkai”)	3,947	3,679
Jiufeng	149	172
Muju	7,556	4,686
	12,442	13,308

Total	64,323	68,146

Jiuchuan, Decheng, Longshutianye, Longshuqianli, Yunde, Gefei chengyun, Jiushen, Detong, Derong, Qixing, Jiuzhen, Deyan, Jiushi and Muju are equity method investees of the Group.

Jiusheng and Jiufeng are subsidiaries of Jiushen.

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Chongkai is a company owned by two of the founders and certain management of the Group.

24.   Parent only financial information

The following condensed parent company financial information of Fangdd Network Group Ltd., has been prepared using the same accounting policies as set out in the accompanying Unaudited Interim Condensed Consolidated Financial Statements. As of June 30, 2022, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable shares or guarantees of Fangdd Network Group Ltd., except for those, which have been separately disclosed in the Unaudited Interim Condensed Consolidated Financial Statements.

(a)    Condensed Balance Sheets

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB
Assets
Current asset
Cash and cash equivalents	162,974	30,261
Total current asset	162,974	30,261
Non-current asset
Investments in and amounts due from subsidiaries, the VIE and VIE’s subsidiaries	1,764,671	1,666,656
Total non-current asset	1,764,671	1,666,656
Total assets	1,927,645	1,696,917
Liabilities
Current liability
Accrued expenses and other current liabilities	28,207	30,172
Total current liability	28,207	30,172
Total liabilities	28,207	30,172
Equity
Class A ordinary shares	1	1
Additional paid-in capital	5,031,772	5,040,979
Accumulated other comprehensive loss	(404,877)	(395,718)
Accumulated deficit	(2,727,458)	(2,978,517)
Total equity	1,899,438	1,666,745

Total liabilities and equity	1,927,645	1,696,917

Fangdd Network Group Ltd.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(b)    Condensed Statements of Results of Operations

	For the six months ended June 30,
	2021	2022
	RMB	RMB
General and administrative expenses	(114)	(150,286)
Total operating expenses	(114)	(150,286)
Loss from operations	(114)	(150,286)
Equity loss of subsidiaries and the VIE and VIE’s subsidiaries	(45,798)	(110,690)
Other income:
Interest income, net	2,457	1,297
Other income, net	—	8,620
Loss before income tax	(43,455)	(251,059)
Income tax expense	—	—
Net loss	(43,455)	(251,059)
Accretion of Redeemable Convertible Preferred Shares	—	—
Deemed dividend to preferred shareholder	—	—
Net loss attributable to ordinary shareholders	(43,455)	(251,059)

(c)    Condensed statements of cash flows

	For the six months ended June 30,
	2021	2022
	RMB	RMB
Net cash provided by operating activities	1,155	2,155
Cash flows used in investing activities:
Investments in and amounts due from subsidiaries, the VIE and VIE’s subsidiaries	(56,432)	—
Investment in short-term investments	—	(162,180)
Proceeds from redemption of short-term investments	—	18,153
Net cash used in investing activities	(56,432)	(144,027)
Cash flows provided by financing activities:
Proceeds from initial public offering, net of offering cost	—	—
Net cash provided by financing activities	—	—
Effect of exchange rate changes on cash and cash equivalents	(3,915)	9,159
Net decrease in cash and cash equivalents	(59,192)	(132,713)
Cash and cash equivalents at the beginning of the period	309,566	162,974
Cash and cash equivalents at the end of the period	250,374	30,261